# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
# BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.

0001199476

Exact Name of Registrant as Specified in Charter

Registrant CIK Number

Form 8-K, April 14, 2004, Series 2004-3

333-100675

Name of Person Filing the Document
(If Other than the Registrant)



04026175

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS
BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

## EXHIBIT INDEX

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

\* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 14, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Michael Commaroto

Name: Michael Commaroto

Title: President


By:/s/ Steve Katz

Name: Steve Katz

Title: Vice President

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 14, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:_____
Name: Michael Commaroto
Title:  President


By:_____
Name: Steve Katz
Title:  Vice President



Thacher
Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281
212.912.7400

Fax: 212.912.7751
www.tpwlaw.com

April 14, 2004

Office of Filings and Information
450 Fifth Street, NW
Washington, D.C. 20549
Attn: The Filing Desk

        Re: Deutsche Mortgage Securities, Inc. Mortgage Loan Trust, Series 2004-3
            SEC File Number: 333-100675

Dear Ladies and Gentlemen:

       In connection with the above referenced transaction, enclosed please find one (1) original and three (3) conformed copies of the Registrant's Form SE - Form For Submission Of Paper Format Exhibits By Electronic Filers. Please acknowledge acceptance of this filing by date stamping the enclosed copy of this letter and returning it in the provided self-addressed stamped envelope.

       If you have any questions, please contact me at (212) 912-8310. Thank you.

                          Very truly yours,

                          Matthew Mitchell

*The following is a Revised Term Sheet. All terms and statements are subject to change.*

## REVISED TERM SHEET

# Deutsche Mortgage Securities, Inc.

# $499,126,000
### *(Approximate, Certificates)*

## Mortgage Loan Trust
## Series 2004-3

## Deutsche Mortgage Securities, Inc.
### *(Depositor)*

## First National Bank of Nevada
## GreenPoint Mortgage Funding, Inc.
### *(Originators)*

## Deutsche Bank

## April 1, 2004


The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

**THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.**

# REVISED TERM SHEET DATED April 1, 2004
## Deutsche Mortgage Securities, Inc.
## Mortgage Loan Trust, Series 2004-3
### $499,126,000 *(Approximate \*)*
*Subject to a variance*

## Structure Overview[1]

| Class | Approximate Size ($) | Type | WAL (yrs) | Principal Payment Window | Pmt Delay (days) | Interest Accrual Basis | Legal Final Maturity | Expected Ratings Moody's / S&P |
|---|---|---|---|---|---|---|---|---|
| I-A-1 | 86,569,000 | Floating | 0.90 | 05/04 – 01/06 | 0 | actual/360 | 03/34 | Aaa / AAA |
| I-A-2 | 12,779,000 | Fixed | 2.00 | 01/06 – 08/06 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-3 | 23,292,000 | Fixed | 3.00 | 08/06 – 03/08 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-4 | 16,685,000 | Fixed | 5.00 | 03/08 – 11/10 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-5 | 22,551,000 | Fixed | 8.02 | 11/10 – 07/12 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-6 | 25,000,000 | Fixed | 6.35 | 05/07 – 07/12 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-7 | 50,000,000 | Fixed | 3.39 | 01/06 – 11/10 | 24 | 30/360 | 03/34 | Aaa / AAA |
| I-A-IO[2] | Notional | NAS IO | 0.83[3] | NA | 24 | 30/360 | 04/06 | Aaa / AAA |
| I-M-1 | 6,000,000 | Fixed | 5.45 | 05/07 – 07/12 | 24 | 30/360 | 03/34 | Aa2 / AA |
| I-M-2 | 4,375,000 | Fixed | 5.45 | 05/07 – 07/12 | 24 | 30/360 | 03/34 | A2 / A |
| I-M-3 | 1,875,000 | Fixed | 5.45 | 05/07 – 07/12 | 24 | 30/360 | 03/34 | Baa1 / BBB+ |
| **Group I** | **$249,126,000** | | | | | | | |
| | | | | | | | | |
| II-AR-1 | 95,986,000 | Floating | 2.82 | 05/04 – 12/11 | 0 | actual/360 | 05/34 | Aaa / AAA |
| II-AR-2 | 134,639,000 | Floating | 2.89 | 05/04 – 12/11 | 0 | actual/360 | 05/34 | Aaa / AAA |
| II-MR-1 | 8,625,000 | Floating | 5.13 | 05/07 – 12/11 | 0 | actual/360 | 05/34 | Aa2 / AA+ |
| II-MR-2 | 5,875,000 | Floating | 5.12 | 05/07 – 12/11 | 0 | actual/360 | 05/34 | A2 / AA- |
| II-MR-3 | 4,875,000 | Floating | 5.12 | 05/07 – 12/11 | 0 | actual/360 | 05/34 | Baa2 / BBB+ |
| **Group II** | **$250,000,000** | | | | | | | |
| **TOTAL** | **$499,126,000** | | | | | | | |

\* *Represents the approximate aggregate certificate principal balance of the Certificates*
(1)   *to 10% Optional Termination*
(2)   *Notional Amount*
(3)   *Modified Duration @ a price of 5.861304%*

| Pricing Speed: | |
|---|---|
| Group I | 120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months ) |
| Group II | 25% CPR |

## Transaction Overview

**Offered Certificates:**

▨ The Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-7 and Class I-A-IO, (together, the "Group I Senior Certificates" or "Group I-A Certificates"), the Class I-M-1, Class I-M-2 and Class I-M-3 Certificates (together, the "Group I Mezzanine Certificates"). The Group I Senior Certificates along with the Group I Mezzanine Certificates are referred to herein as the "Group I Certificates."

▨ The Class II-AR-1, Class II-AR-2 (together, the "Group II Senior Certificates" or "Group II-AR Certificates"), Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates (together, the "Group II Mezzanine Certificates"). The Group II-AR Certificates along with the Group II Mezzanine Certificates together are referred to herein as the "Group II Certificates." The Group I Certificates and the Group II Certificates are referred to herein as the "Offered Certificates."

▨ The pass-through rate on the Class I-A-IO Certificates will be equal to 4.50% per annum for the first 12 months, 3.50% per annum for the next 12 months and 0.00% thereafter. The pass-through rate on the Group I-A Certificates (other than the Class I-A-1 Certificates and the Class I-A-IO Certificates) and the Group I Mezzanine Certificates will be equal to a fixed rate, subject to the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class I-A-1 Certificates and on the Group II Certificates will be equal to a floating rate, subject to the applicable Net WAC Pass-Through Rate.

## Transaction Overview (Cont.)

**Notional Amount:**
▨ The notional amount of the Class I-A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $31,250,000; from and including the 7th through the 18th Distribution Date $25,000,000; from and including the 19th through the 22nd Distribution Date $18,750,000; from and including the 23rd through the 24th Distribution Date $12,500,000; and thereafter $0 and (b) the then aggregate principal balance of the Group I Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

**Collateral:**
▨ The Mortgage Loans will be divided into two loan groups. Loan Group I will consist of 1,321 fixed rate Alt-A loans with an aggregate principal balance of $250,001,164 (the "Group I Mortgage Loans"). Loan Group II will consist of 1,063 floating rate Alt-A loans with an aggregate principal balance of $259,955,539 (the "Group II Mortgage Loans"). The Group II Mortgage Loans will be divided into two sub-groups: the conforming sub-group (the "Group II-1 Mortgage Loans") and the non-conforming sub-group (the "Group II-2 Mortgage Loans"). The Group I Certificates will be entitled to payments only from amounts received or advanced in respect of the Group I Mortgage Loans. The Class II-AR-1 Certificates will be entitled to payments primarily from amounts received or advanced in respect of the Group II-1 Mortgage Loans. The Class II-AR-2 Certificates will be entitled to payments primarily from amounts received or advanced in respect of the Group II-2 Mortgage Loans. The Group II Mezzanine Certificates will be entitled to payments from amounts received or advanced in respect of the Group II Mortgage Loans.The Group I Certificates and Group II Certificates are not cross-collateralized.

**Mortgage Insurance Policies:**
▨ All of the Group I Mortgage Loans and all of the Group II Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.

**Class A Certificates:**
▨ Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-7, Class I-A-IO, Class II-AR-1 and Class II-AR-2 Certificates (together, the "Senior Certificates").

**Class M Certificates:**
▨ Class I-M-1, Class I-M-2, Class I-M-3, Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates (together, the "Mezzanine Certificates").

**Depositor:**
▨ Deutsche Mortgage Securities, Inc. ("DMSI").

**Originators:**
▨ 100% of the Group I Mortgage Loans will have been originated by First National Bank of Nevada ("FNBN").
▨ 100% of the Group II Mortgage Loans will have been originated by GreenPoint Mortgage Funding, Inc. ("GPT").

**Master Servicer:**
▨ Wells Fargo Bank, National Association

**Servicers:**
▨ M&T Mortgage Corp. ("M&T") will service approximately 100% of the aggregate principal balance of the Group I Mortgage Loans.
▨ GreenPoint Mortgage Funding, Inc. will service approximately 100% of the aggregate principal balance of the Group II Mortgage Loans.

**Trustee:**
▨ HSBC Bank USA ("HSBC")

**Custodian:**
▨ Wells Fargo Bank, National Association

**Credit Risk Manager:**
▨ The Murrayhill Company

**Underwriter:**
▨ Deutsche Bank Securities Inc.

## Transaction Overview (Cont.)

**Statistical Cut-off Date:** ▪ March 1, 2004.

**Cut-off Date:** ▪ April 1, 2004.

**Expected Pricing:** ▪ Week of March 29, 2004

**Expected Closing Date:** ▪ On or about April 30, 2004

**Certificate Insurer:** ▪ Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's, AAA by S&P, and AAA by Fitch

**Distribution Date:** ▪ 25$^{th}$ day of each month (or the next business day if such day is not a business day) commencing in May 2004.

**Optional Termination:** ▪ If the total outstanding balance of either the Group I Mortgage Loans or Group II Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the respective group as of the Cut-off Date, the Master Servicer may purchase the related mortgage loans in the related loan group, but is not required to do so. If the Master Servicer elects to purchase the related Mortgage Loans, the outstanding class principal balance of the related classes of certificates will be paid in full, together with accrued interest.

**Coupon Step-up:** On the Distribution Date following the first possible optional termination date with respect to each loan group, the pass-through rates on the related Senior Certificates and the related Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

| Class | After Optional Termination | Class | After Optional Termination |
|---|---|---|---|
| I-A-5 | 0.50% | II-AR-1 | 2 x Margin |
| I-A-6 | 0.50% | II-AR-2 | 2 x Margin |
| I-M-1 | 0.50% | II-MR-1 | 1.5 x Margin |
| I-M-2 | 0.50% | II-MR-2 | 1.5 x Margin |
| I-M-3 | 0.50% | II-MR-3 | 1.5 x Margin |

**Monthly Servicer Advances:** ▪ The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, to the extent such amounts are deemed recoverable by the related Servicer. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

**Credit Enhancement:** ▪ Excess Interest

▪ Overcollateralization ("OC")

▪ Subordination

**Record Date:** ▪ The Record Date for the Group I Certificates (other than the Class I-A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class I-A-1 Certificates and the Group II Certificates will be the business day preceding the related Distribution Date.

**Determination Date:** ▪ The Determination Date with respect to any Distribution Date is the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

**Due Period:** ▪ The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.


## Transaction Overview (Cont.)

**Prepayment Period:**
- For the Group 1 Mortgage Loans, the Prepayment Period with respect to any Distribution Date shall be from the 16th day of the month immediately preceding the Distribution Date to the 15th day of the month of the Distribution Date.
- For the Group II Mortgage Loans, the Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.

**Prepayment Interest Shortfalls:**
- Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

**Compensating Interest:**
- Each Servicer will be required to cover Prepayment Interest Shortfalls in full or in part for Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor.

- The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the Mortgage Loans serviced by such Servicers for the related distribution date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.

**ERISA:**
- All of the Offered Certificates are expected to be ERISA-eligible.

**SMMEA Eligibility:**
- The Class A Certificates, the Class I-M-1 Certificates and the Class II-MR-I Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Taxation – REMIC:**
- One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

**Form of Registration:**
- Book-entry form through DTC, Clearstream and Euroclear.

**Minimum Denominations:**
- $25,000 and integral multiples of $1 in excess thereof.


## Structural Overview

**Interest Accrual Period:**

☒ Interest on the Group I Certificates (other than the Class I-A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The accrual period for the Class I-A-1 Certificates and the Group II Certificates will be (a) as to the Distribution Date in May 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in May 2004, and (b) as to any Distribution Date after the Distribution Date in May 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the Group I Certificates, other than the Class I-A-1 Certificates, will be calculated on a 30/360 basis. Interest on the Class I-A-1 Certificates and the Group II Certificates will be calculated on an actual/360 basis.

**Interest Distribution Amount:**

☒ For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers, as applicable, and shortfalls resulting from the application of the Servicemembers Civil Relief Act.

**Interest Carry Forward Amount:**

☒ The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.

**Senior Interest Distribution Amount:**

☒ For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

**Administration Fee Rate:**

☒ With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the related Servicer is calculated, (iii) the rate at which the fee payable to the Credit Risk Manager is calculated and (iv) the rate at which the premium payable in connection with any lender paid primary mortgage insurance policy is calculated, if applicable. The initial Administration Fee Rate is equal to approximately [0.278]% and [0.4025]% as of the Cut-off Date respectively for the Group I Mortgage Loans and Group II Mortgage Loans.

**Net Mortgage Rate:**

☒ For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

**Ambac Insurance Policy:**

Ambac will unconditionally and irrevocably guarantee:

☒ interest on the Class 1-A-5 Certificates and the Class 1-A-6 Certificates at the related Pass-Through Rate.

☒ the amount of any losses allocated to the Class I-A-5 Certificates and the Class I-A-6 Certificates not covered by excess cash flow or overcollateralization.

☒ the payment of principal on the Class I-A-5 Certificates and the Class I-A-6 Certificates by no later than the March 2034 Distribution Date.

☒ Ambac will not guarantee the payment of Net WAC Rate Carryover Amount, Relief Act Shortfalls, or Prepayment Interest Shortfalls.

## Structural Overview (Cont.)

**Net WAC Pass-Through Rate:**

▪ With respect to the Group 1 Certificates (other than the Class I-A-IO Certificates), (A) for the May 2004 Distribution Date through the April 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class I-A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class I-A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Group I Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

▪ With respect to the Class II-AR-1 Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Group II-1 Mortgage Loans. With respect to the Class II-AR-2 Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Group II-2 Mortgage Loans. With respect to the Group II Mezzanine Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of the Group II-1 Mortgage Loans and Group II-2 Mortgage Loans current certificate principal balance of the Class II-AR-1 Certificates and Class II-AR-2 Certificates, respectively) of (i) the weighted average of the Net Mortgage Rates of the Group II-1 Mortgage Loans, and (ii) the weighted average of the Net Mortgage Rates of the Group II-2 Mortgage Loans. In the case of the Class I-A-1 Certificates and the Group II Certificates, the applicable Net WAC Pass-Through Rate will be adjusted on an actual/360 basis.

**Net WAC Rate Carryover Amount:**

▪ If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class I-A-IO Certificates, and the Mezzanine Certificates is limited to the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Class M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate had not been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

**Class I-A-1 Cap Agreement:**

▪ On the Closing Date, the Trustee will enter into a "Class I-A-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class I-A-1 Cap Agreement will be based upon the provided schedule.

**Class II-AR-1 Cap Agreement:**

▪ On the Closing Date, the Trustee will enter into a "Class II-AR-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-AR-1 Cap Agreement will be based upon the provided schedule.

**Class II-AR-2 Cap Agreement:**

▪ On the Closing Date, the Trustee will enter into a "Class II-AR-2 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-AR-2 Cap Agreement will be based upon the provided schedule.

**Class II-MR-1 Cap Agreement:**

▪ On the Closing Date, the Trustee will enter into a "Class II-MR-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-1 Cap Agreement will be based upon the provided schedule.


## Structural Overview (Cont.)

**Class II-MR-2 Cap Agreement:**

On the Closing Date, the Trustee will enter into a "Class II-MR-2 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-2 Cap Agreement will be based upon the provided schedule.

**Class II-MR-3 Cap Agreement:**

On the Closing Date, the Trustee will enter into a "Class II-MR-3 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-3 Cap Agreement will be based upon the provided schedule.

**Overcollateralization Amount:**

Overcollateralization refers to the amount by which the aggregate principal balance of the related Mortgage Loans exceeds the certificate principal balance of the related Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. If, due to losses, the related Overcollateralization Amount is reduced below the related Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the related Class A Certificates, other than the Class I-A-IO Certificates if applicable, then to pay principal on the related Mezzanine Certificates until the related Overcollateralization Amount equals the related Required Overcollateralization Amount.

**Group I Required Overcollateralization Amount:**

The Group I Required Overcollateralization Amount for the Group I Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the Cut-off Date principal balance of the Group I Mortgage Loans.

**Group II Required Overcollateralization Amount:**

With respect to any Distribution Date and the Group II Mortgage Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 0.60% of the aggregate principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 1.20% of the then current aggregate principal balance of the Group II Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the Group II Overcollateralization Floor. The Group II Required Overcollateralization Amount will not be established at issuance, but over time it is targeted to increase as set forth in the preceding sentence.

**Group II Overcollateralization Floor:**

0.50% of the aggregate principal balance of the Group II Mortgage Loans.

**Required Overcollateralization Percentage:**

For any Distribution Date with respect to each loan group, a percentage equal to (a) the related Required Overcollateralization Amount divided by (b) the aggregate principal balance of the related Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

**Overcollateralization Increase Amount:**

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

**Overcollateralization Reduction Amount:**

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

## Structural Overview (Cont.)

**Group I Stepdown Date:**

▦ Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group I-A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Group I-A Certificates (the "Group I-A CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group I Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 10.50%.

**Group II Stepdown Date:**

▦ Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group II-AR Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with resepect to the Group II-AR Certificates (the "Group II-AR CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group II Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 16.70%.

**Credit Enhancement Percentage:**

▦ The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates in the related loan group subordinate thereto and (ii) the related Overcollateralization Amount by (y) the aggregate principal balance of the related Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

| Class / Group | Loan Group I (Moody's / S&P) | Initial CE % | Class / Group | Loan Group II (Moody's / S&P) | Initial CE % |
|---|---|---|---|---|---|
| I-A | Aaa / AAA | 5.25% | II-AR | Aaa / AAA | 7.75% |
| I-M-1 | Aa2 /AA | 2.85% | II-MR-1 | Aa2 / AA+ | 4.30% |
| I-M-2 | A2 / A | 1.10% | II-MR-2 | A2 / AA- | 1.95% |
| I-M-3 | Baa1 / BBB+ | 0.35% | II-MR-3 | Baa2 / BBB+ | 0.00% |
| | Initial OC | 0.35% | | Initial OC | 0.00% |
| | Required OC | 0.35% | | Required OC | 0.60% |
| | OC Floor | 0.35% | | OC Floor | 0.50% |
| | OC Holiday | NA | | OC Holiday | 6 months |

**Net Monthly Excess Cashflow:**

▦ For any Distribution Date and related loan group is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the related Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the related Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.


## Structural Overview (Cont.)

**Available Distribution Amount:**

For any Distribution Date and any loan group, net of the fees and reimbursements payable to the Master Servicer, the Servicers, the Credit Risk Manager and the Certificate Insurer, as applicable, an amount equal to (i) the aggregate amount of scheduled monthly payments on the related Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the related Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the related Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the related Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period and (v) payments received on the Class I-A-1 Cap Agreement, the Class II-AR-1 Cap Agreement, the II-AR-2 Cap Agreement, the Class II-MR-1 Cap Agreement, the Class II-MR-2 Cap Agreement and the Class II-MR-3 Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class I-A-1 Certificates, the Class II-AR-1 Certificates, the Class II-AR-2 Certificates, the Class II-MR-1 Certificates, the Class II-MR-2 Certificates and the Class II-MR-3 Certificates, respectively.

**Class I-A-6 Lockout Distribution Amount:**

For any Distribution Date, the Class I-A-6 Lockout Distribution Percentage for that Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class I-A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all of the Group I-A Certificates (other than the Class I-A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Group I-A Principal Distribution Amount for such Distribution Date.

**Class I-A-6 Lockout Distribution Percentage:**

The Class I-A-6 Lockout Distribution Percentage is assigned as follows:

| Distribution Date Occurring in | Percentage |
|---|---|
| May 2004 to April 2007 | 0% |
| May 2007 to April 2009 | 45% |
| May 2009 to April 2010 | 80% |
| May 2010 to April 2011 | 100% |
| May 2011 and thereafter | 300% |

**Principal Distribution Amount:**

For any Distribution Date and any loan group will be the sum of (i) the principal portion of all scheduled monthly payments on the related Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a related Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, Liquidation Proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the related Mortgage Loans, (iv) plus the Overcollateralization Increase Amount for such Distribution Date; minus (v) the amount of any Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the Offered Certificates. In no event will the Principal Distribution Amount with respect to any Distribution Date and a loan group be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the related Offered Certificates in the related loan group

## Structural Overview (Cont.)

**Group I-A Principal Distribution Amount:**

▣ With respect to any Distribution Date and prior to the Group I Stepdown Date, or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect, the principal collected and advanced on the Group I Mortgage Loans during the related Due Period plus the related Overcollateralization Increase Amount, if any, minus the related Overcollateralization Reduction Amount, if any.

▣ With respect to any Distribution Date on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 9.80% and (B) the related Required Overcollateralization Percentage.

▣ The Group I-A Principal Distribution Amount will generally be distributed to the holders of the Group I-A Certificates, other than the Class I-A-IO Certificates, in the following order of priority:

1. To the Class I-A-6 Certificates, the Class I-A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof has been reduced to zero;
2. To the Class I-A-1 Certificates after taking into account distributions pursuant to 1 above, until the certificate principal balance of such class has been reduced to zero;
3. Concurrently (i) to the Class I-A-2, Class I-A-3 and Class I-A-4 Certificates and (ii) to the Class I-A-7 Certificates, in each case after taking into account distributions pursuant to 1 and 2 above, on a pro rata basis based on the certificate principal balance of each such class, until the certificate principal balance of each such class has been reduced to zero; provided that the distributions to the Class I-A-2, Class I-A-3 and Class I-A-4 Certificates shall be made on a sequential basis, in that order; and
4. To the Class I-A-5 Certificates and Class I-A-6 Certificates, sequentially, after taking into account distributions pursuant to 1, 2 and 3 above, based on the certificate principal balance of each such class, until the certificate principal balance of each such class has been reduced to zero;

**Class II-AR-1 Principal Distribution Amount:**

▣ With respect to any Distribution Date and prior to the Group II Stepdown Date, or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect, the principal collected and advanced on the Group II-1 Mortgage Loans during the related Due Period plus the related Overcollateralization Increase Amount, if any, minus the related Overcollateralization Reduction Amount, if any.

▣ With respect to any Distribution Date on or after the Group II Stepdown Date, if no Group II Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class II-AR-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group II-1 Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group II-1 Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 15.50% and (B) the related Required Overcollateralization Percentage

## Structural Overview (Cont.)

**Class II-AR-2 Principal Distribution Amount:**

▪ With respect to any Distribution Date and prior to the Group II Stepdown Date, or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect, the principal collected and advanced on the Group II-2 Mortgage Loans during the related Due Period plus the related Overcollateralization Increase Amount, if any, minus the related Overcollateralization Reduction Amount, if any.

▪ With respect to any Distribution Date on or after the Group II Stepdown Date, if no Group II Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class II-AR-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group II-2 Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group II-2 Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 15.50% and (B) the related Required Overcollateralization Percentage

**Class I-M-1 Principal Distribution Amount:**

▪ With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and,

2. The excess (if any) of (x) the certificate principal balance of the Class I-M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.00% and (B) the related Required Overcollateralization Percentage.

## Structural Overview (Cont.)

**Class I-M-2 Principal Distribution Amount:**

▨ With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount and,

2. The excess (if any) of (x) the certificate principal balance of the Class I-M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the related Required Overcollateralization Percentage.

**Class I-M-3 Principal Distribution Amount:**

▨ With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount and,

2. The excess (if any) of (x) the certificate principal balance of the Class I-M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

## Structural Overview (Cont.)

**Class II-MR-1 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount and the Class II-AR-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount and the Class II-AR-2 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date) and (3)the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 8.60% and (B) the related Required Overcollateralization Percentage.

**Class II-MR-2 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount and the Class II-MR-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount and the Class II-MR-1 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-MR-1 Certificates (after taking into account the payment of the Class II-MR-1 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.90% and (B) the related Required Overcollateralization Percentage.

## Structural Overview (Cont.)

| | |
|---|---|
| **Class II-MR-3 Principal Distribution Amount:** | ▣ With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount, the Class II-MR-1 Principal Distribution Amount and the Class II-MR-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of: |

1. The remaining principal distribution amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount, the Class II-MR-1 Principal Distribution Amount and the Class II-MR-2 Principal Distribution Amount and,

2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-MR-1 Certificates (after taking into account the payment of the Class II-MR-1 Principal Distribution Amount for such Distribution Date), (4) the certificate principal balance of the Class II-MR-2 Certificates (after taking into account the payment of the Class II-MR-2 Principal Distribution Amount for such Distribution Date) and (5) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

| | |
|---|---|
| **Realized Losses:** | ▣ Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note. |
| **Group I Trigger Event:** | ▣ A Trigger Event is in effect with respect to the Group I Mortgage Loans on any Distribution Date if either the Group I Delinquency Test or the Group I Cumulative Loss Test is violated. |
| **Group I Delinquency Test:** | ▣ The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group I Mortgage Loans delinquent 60 days or more, (2) Group I Mortgage Loans in foreclosure, (3) the Group I Mortgage Loans that have been converted to REO Properties and (4) Group I Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group I Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50% of the Group I-A CE% of the Group I-A Certificates on such Distribution Date. |
| **Group I Cumulative Loss Test:** | ▣ The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date: |

| Distribution Date Occurring in | Group I Percentage |
|---|---|
| May 2007 to April 2008 | 0.75% |
| May 2008 to April 2009 | 1.00% |
| May 2009 and thereafter | 1.25% |


## Structural Overview (Cont.)

**Group II Trigger Event:**

A Trigger Event is in effect with respect to the Group II Mortgage Loans on any Distribution Date if either the Group II Delinquency Test or the Group II Cumulative Loss Test is violated.

**Group II Delinquency Test:**

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group II Mortgage Loans delinquent 60 days or more, (2) Group II Mortgage Loans in foreclosure, (3) the Group II Mortgage Loans that have been converted to REO Properties and (4) Group II Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group II Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 38% of the Group II-AR CE% of the Group II-AR Certificates on such Distribution Date.

**Group II Cumulative Loss Test:**

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

| Distribution Date Occurring in | Group II Percentage |
|---|---|
| May 2007 to April 2008 | 1.00% |
| May 2008 to April 2009 | 1.50% |
| May 2009 to April 2010 | 1.75% |
| May 2010 and thereafter | 2.00% |

**Group I Payment Priority:**

On each Distribution Date, the Available Distribution Amount with respect to the Group I Mortgage Loans will be distributed as follows:

1. From the interest portion of the related Available Distribution Amount, to pay interest on the Group I-A Certificates, pro rata, including any Interest Carry Forward Amount, and then to pay interest to the Group I Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount.

2. From the principal portion of the related Available Distribution Amount, to pay principal on the Group I-A Certificates, other than the Class I-A-IO Certificates, in accordance with the principal payment provisions described in "Principal Distribution Amount".

3. From the principal portion of the related Available Distribution Amount, to pay principal to the Group I Mezzanine Certificates in accordance with the principal payment provisions described in "Principal Distribution Amount".

4. On and after the May 2004 Distribution Date, excess interest from the Group I Mortgage Loans, if any, to the Group I Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group I Certificates to the extent necessary to maintain the related Required Overcollateralization Amount.

5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Group I Mezzanine Certificates, sequentially.

6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Group I-A Certificates, other than the Class I-A-IO Certificates, and the Group I Mezzanine Certificates sequentially.

7. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

## Structural Overview (Cont.)

**Group II Payment
Priority:**

▓ On each Distribution Date, the Available Distribution Amount with respect to the Group II Mortgage Loans will be distributed as follows:

1. From the interest portion of the related Available Distribution Amount with respect to the Group II-1 Mortgage Loans, to pay interest on the Class II-AR-1 Certificates, including any Interest Carry Forward Amount.

2. From the interest portion of the related Available Distribution Amount with respet to the Group II-2 Mortgage Loans, to pay interest on the Class II-AR-2 Certificates, including any Interest Carry Forward Amount.

3. From the interest portion of the related Available Distribution Amount to pay interest to the Group II Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount.

4. From the principal portion of the related Available Distribution Amount with respect to the Group II-1 Mortgage Loans, to pay principal to the Group II-AR-1 Certificates in accordance with the principal payment provisions described in "Principal Distribution Amount".

5. From the principal portion of the related Available Distribution Amount with respect to the Group II-2 Mortgage Loans, to pay principal to the Group II-AR-2 Certificates in accordance with the principal payment provisions described in "Principal Distribution Amount".

6. From the principal portion of the related Available Distribution Amount with respect to the Group II Mortgage Loans, to pay principal to the Group II Mezzanine Certificates in accordance with the principal payment provisions described in "Principal Distribution Amount".

7. Prior to the November 2004 Distribution Date, excess interest from the Group II Mortgage Loans, if any, to the non-offered subordinate certificates. On and after the November 2004 Distribution Date excess interest from the Group II Mortgage Loans, if any, to the Group II Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group II Certificates to the extent necessary to maintain the related Required Overcollateralization Amount.

8. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Group II Mezzanine Certificates, sequentially.

9. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Group II-AR Certificates and the Group II Mezzanine Certificates sequentially.

10. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.


# Structural Overview (Cont.)

**Allocation of Losses:**

▨ On each Distribution Date, Realized Losses with respect to the Mortgage Loans in each related loan group will:

1. first, reduce the Net Monthly Excess Cashflow;

2. second, reduce the Overcollateralization Amount, until reduced to zero;

3. third, reduce the certificate principal balance of the Class I-M-3 Certificates and the Class II-MR-3 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero;

4. fourth, reduce the certificate principal balance of the Class I-M-2 Certificates and the Class II-MR-2 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero; and

5. fifth, reduce the certificate principal balance of the Class I-M-1 Certificates and the Class II-MR-1 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero.

▨ There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the related Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

▨ Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).


## Group I Sensitivity Table: To 10% Call

|  |  | 80% PPC | 100% PPC | 120% PPC | 150% PPC | 200% PPC |
|---|---|---|---|---|---|---|
| **I-A-1 (@par)** | Yield (%) | 1.273 | 1.273 | 1.273 | 1.273 | 1.273 |
|  | Avg Life | 1.27 | 1.05 | 0.90 | 0.75 | 0.59 |
|  | Modified Duration | 1.27 | 1.05 | 0.90 | 0.75 | 0.59 |
|  | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
|  | Last Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
| **I-A-2 (@par)** | Yield (%) | 2.858 | 2.842 | 2.827 | 2.803 | 2.763 |
|  | Avg Life | 2.95 | 2.38 | 2.00 | 1.61 | 1.22 |
|  | Modified Duration | 2.79 | 2.27 | 1.92 | 1.55 | 1.18 |
|  | First Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
|  | Last Payment Date | Sep-07 | Jan-07 | Aug-06 | Feb-06 | Sep-05 |
| **I-A-3 (@par)** | Yield (%) | 3.560 | 3.546 | 3.531 | 3.509 | 3.472 |
|  | Avg Life | 4.64 | 3.66 | 3.00 | 2.34 | 1.73 |
|  | Modified Duration | 4.20 | 3.37 | 2.79 | 2.21 | 1.65 |
|  | First Payment Date | Sep-07 | Jan-07 | Aug-06 | Feb-06 | Sep-05 |
|  | Last Payment Date | Jul-10 | Feb-09 | Mar-08 | Mar-07 | Jun-06 |
| **I-A-4 (@par)** | Yield (%) | 4.601 | 4.588 | 4.574 | 4.554 | 4.513 |
|  | Avg Life | 8.78 | 6.47 | 5.00 | 3.76 | 2.52 |
|  | Modified Duration | 7.03 | 5.46 | 4.37 | 3.38 | 2.33 |
|  | First Payment Date | Jul-10 | Feb-09 | Mar-08 | Mar-07 | Jun-06 |
|  | Last Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
| **I-A-5 (@par)** | Yield (%) | 5.379 | 5.373 | 5.364 | 5.348 | 5.316 |
|  | Avg Life | 12.14 | 9.87 | 8.02 | 5.93 | 3.91 |
|  | Modified Duration | 8.72 | 7.49 | 6.36 | 4.95 | 3.44 |
|  | First Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
|  | Last Payment Date | Jun-16 | Mar-14 | Jul-12 | Oct-10 | Dec-08 |
| **I-A-6 (@par)** | Yield (%) | 4.351 | 4.349 | 4.346 | 4.340 | 4.327 |
|  | Avg Life | 7.22 | 6.76 | 6.35 | 5.61 | 4.45 |
|  | Modified Duration | 6.01 | 5.69 | 5.40 | 4.86 | 3.96 |
|  | First Payment Date | May-07 | May-07 | May-07 | Jun-07 | Aug-07 |
|  | Last Payment Date | Jun-16 | Mar-14 | Jul-12 | Oct-10 | Dec-08 |
| **I-A-7 (@par)** | Yield (%) | 3.728 | 3.714 | 3.699 | 3.677 | 3.637 |
|  | Avg Life | 5.54 | 4.24 | 3.39 | 2.62 | 1.86 |
|  | Modified Duration | 4.83 | 3.80 | 3.10 | 2.44 | 1.76 |
|  | First Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
|  | Last Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
| **I-M-1 (@par)** | Yield (%) | 4.869 | 4.859 | 4.850 | 4.836 | 4.820 |
|  | Avg Life | 8.08 | 6.53 | 5.45 | 4.45 | 3.64 |
|  | Modified Duration | 6.41 | 5.38 | 4.62 | 3.88 | 3.25 |
|  | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | Jun-07 |
|  | Last Payment Date | Jun-16 | Mar-14 | Jul-12 | Oct-10 | Dec-08 |
| **I-M-2 (@par)** | Yield (%) | 5.323 | 5.312 | 5.302 | 5.287 | 5.268 |
|  | Avg Life | 8.08 | 6.53 | 5.45 | 4.44 | 3.58 |
|  | Modified Duration | 6.28 | 5.29 | 4.55 | 3.82 | 3.17 |
|  | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | May-07 |
|  | Last Payment Date | Jun-16 | Mar-14 | Jul-12 | Oct-10 | Dec-08 |
| **I-M-3 (@par)** | Yield (%) | 6.081 | 6.069 | 6.056 | 6.039 | 6.017 |
|  | Avg Life | 8.08 | 6.53 | 5.45 | 4.44 | 3.56 |
|  | Modified Duration | 6.07 | 5.14 | 4.44 | 3.74 | 3.11 |
|  | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | May-07 |
|  | Last Payment Date | Jun-16 | Mar-14 | Jul-12 | Oct-10 | Dec-08 |


## Group I Sensitivity Table: To Maturity

| | | 80% PPC | 100% PPC | 120% PPC | 150% PPC | 200% PPC |
|---|---|---|---|---|---|---|
| I-A-1 (@par) | Yield (%) | 1.273 | 1.273 | 1.273 | 1.273 | 1.273 |
| | Avg Life | 1.27 | 1.05 | 0.90 | 0.75 | 0.59 |
| | Modified Duration | 1.27 | 1.05 | 0.90 | 0.75 | 0.59 |
| | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
| | Last Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
| I-A-2 (@par) | Yield (%) | 2.858 | 2.842 | 2.827 | 2.803 | 2.763 |
| | Avg Life | 2.95 | 2.38 | 2.00 | 1.61 | 1.22 |
| | Modified Duration | 2.79 | 2.27 | 1.92 | 1.55 | 1.18 |
| | First Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
| | Last Payment Date | Sep-07 | Jan-07 | Aug-06 | Feb-06 | Sep-05 |
| I-A-3 (@par) | Yield (%) | 3.560 | 3.546 | 3.531 | 3.509 | 3.472 |
| | Avg Life | 4.64 | 3.66 | 3.00 | 2.34 | 1.73 |
| | Modified Duration | 4.20 | 3.37 | 2.79 | 2.21 | 1.65 |
| | First Payment Date | Sep-07 | Jan-07 | Aug-06 | Feb-06 | Sep-05 |
| | Last Payment Date | Jul-10 | Feb-09 | Mar-08 | Mar-07 | Jun-06 |
| I-A-4 (@par) | Yield (%) | 4.601 | 4.588 | 4.574 | 4.554 | 4.513 |
| | Avg Life | 8.78 | 6.47 | 5.00 | 3.76 | 2.52 |
| | Modified Duration | 7.03 | 5.46 | 4.37 | 3.38 | 2.33 |
| | First Payment Date | Jul-10 | Feb-09 | Mar-08 | Mar-07 | Jun-06 |
| | Last Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
| I-A-5 (@par) | Yield (%) | 5.465 | 5.468 | 5.467 | 5.442 | 5.324 |
| | Avg Life | 15.89 | 13.00 | 10.58 | 7.48 | 3.96 |
| | Modified Duration | 10.35 | 9.04 | 7.78 | 5.90 | 3.48 |
| | First Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
| | Last Payment Date | Jul-29 | Feb-26 | Dec-22 | Mar-19 | Dec-09 |
| I-A-6 (@par) | Yield (%) | 4.353 | 4.353 | 4.356 | 4.384 | 4.447 |
| | Avg Life | 7.26 | 6.83 | 6.51 | 6.18 | 5.83 |
| | Modified Duration | 6.03 | 5.73 | 5.50 | 5.27 | 5.00 |
| | First Payment Date | May-07 | May-07 | May-07 | Jun-07 | Aug-07 |
| | Last Payment Date | Mar-29 | Oct-25 | Sep-22 | Dec-18 | Jan-15 |
| I-A-7 (@par) | Yield (%) | 3.728 | 3.714 | 3.699 | 3.677 | 3.637 |
| | Avg Life | 5.54 | 4.24 | 3.39 | 2.62 | 1.86 |
| | Modified Duration | 4.83 | 3.80 | 3.10 | 2.44 | 1.76 |
| | First Payment Date | Oct-06 | May-06 | Jan-06 | Sep-05 | May-05 |
| | Last Payment Date | Feb-16 | Aug-13 | Nov-10 | Jan-09 | Apr-07 |
| I-M-1 (@par) | Yield (%) | 4.902 | 4.897 | 4.892 | 4.882 | 4.866 |
| | Avg Life | 8.94 | 7.26 | 6.08 | 4.95 | 4.00 |
| | Modified Duration | 6.82 | 5.77 | 4.99 | 4.21 | 3.52 |
| | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | Jun-07 |
| | Last Payment Date | Sep-29 | Apr-26 | Jan-23 | Apr-19 | Mar-15 |
| I-M-2 (@par) | Yield (%) | 5.354 | 5.349 | 5.343 | 5.332 | 5.314 |
| | Avg Life | 8.95 | 7.27 | 6.08 | 4.94 | 3.95 |
| | Modified Duration | 6.66 | 5.66 | 4.91 | 4.14 | 3.43 |
| | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | May-07 |
| | Last Payment Date | Oct-29 | May-26 | Mar-23 | May-19 | Mar-15 |
| I-M-3 (@par) | Yield (%) | 6.110 | 6.104 | 6.097 | 6.084 | 6.064 |
| | Avg Life | 8.95 | 7.27 | 6.08 | 4.94 | 3.93 |
| | Modified Duration | 6.41 | 5.48 | 4.77 | 4.04 | 3.35 |
| | First Payment Date | Mar-08 | Jun-07 | May-07 | May-07 | May-07 |
| | Last Payment Date | Oct-29 | May-26 | Mar-23 | Jun-19 | Apr-15 |


## Group II Sensitivity Table
## To 10% Call

|  |  | 10% CPR | 17.5% CPR | 25% CPR | 32.5% CPR | 40% CPR |
|---|---|---|---|---|---|---|
| II-AR-1 (@par) | Avg Life | 6.72 | 4.08 | 2.82 | 2.08 | 1.58 |
|  | Modified Duration | 6.30 | 3.93 | 2.75 | 2.04 | 1.56 |
|  | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
|  | Last Payment Date | Jun-21 | Mar-15 | Dec-11 | Jan-10 | Oct-08 |
|  |  |  |  |  |  |  |
| II-AR-2 (@par) | Avg Life | 6.87 | 4.19 | 2.89 | 2.13 | 1.62 |
|  | Modified Duration | 6.39 | 4.01 | 2.81 | 2.09 | 1.60 |
|  | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
|  | Last Payment Date | Jun-21 | Mar-15 | Dec-11 | Jan-10 | Oct-08 |
|  |  |  |  |  |  |  |
| II-MR-1 (@par) | Avg Life | 11.74 | 7.27 | 5.13 | 4.13 | 3.71 |
|  | Modified Duration | 10.60 | 6.83 | 4.92 | 4.01 | 3.62 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | Jun-07 | Aug-07 |
|  | Last Payment Date | Jun-21 | Mar-15 | Dec-11 | Jan-10 | Oct-08 |
|  |  |  |  |  |  |  |
| II-MR-2 (@par) | Avg Life | 11.74 | 7.27 | 5.12 | 4.08 | 3.58 |
|  | Modified Duration | 10.15 | 6.64 | 4.80 | 3.89 | 3.44 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | May-07 | Jun-07 |
|  | Last Payment Date | Jun-21 | Mar-15 | Dec-11 | Jan-10 | Oct-08 |
|  |  |  |  |  |  |  |
| II-MR-3 (@par) | Avg Life | 11.74 | 7.27 | 5.12 | 4.05 | 3.50 |
|  | Modified Duration | 9.66 | 6.42 | 4.69 | 3.79 | 3.31 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | May-07 | May-07 |
|  | Last Payment Date | Jun-21 | Mar-15 | Dec-11 | Jan-10 | Oct-08 |

## Group II Sensitivity Table
## To Maturity

|  |  | 10% CPR | 17.5% CPR | 25% CPR | 32.5% CPR | 40% CPR |
|---|---|---|---|---|---|---|
| II-AR-1 (@par) | Avg Life | 6.99 | 4.31 | 2.98 | 2.20 | 1.67 |
|  | Modified Duration | 6.52 | 4.12 | 2.90 | 2.16 | 1.65 |
|  | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
|  | Last Payment Date | Feb-30 | Dec-22 | Oct-17 | Jun-14 | Apr-12 |
|  |  |  |  |  |  |  |
| II-AR-2 (@par) | Avg Life | 7.28 | 4.54 | 3.16 | 2.33 | 1.78 |
|  | Modified Duration | 6.70 | 4.30 | 3.05 | 2.28 | 1.75 |
|  | First Payment Date | May-04 | May-04 | May-04 | May-04 | May-04 |
|  | Last Payment Date | Apr-32 | May-26 | Aug-20 | Sep-16 | Jan-14 |
|  |  |  |  |  |  |  |
| II-MR-1 (@par) | Avg Life | 12.64 | 8.05 | 5.72 | 4.58 | 4.06 |
|  | Modified Duration | 11.25 | 7.46 | 5.42 | 4.41 | 3.94 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | Jun-07 | Aug-07 |
|  | Last Payment Date | May-32 | Aug-26 | Nov-20 | Nov-16 | Mar-14 |
|  |  |  |  |  |  |  |
| II-MR-2 (@par) | Avg Life | 12.64 | 8.06 | 5.71 | 4.53 | 3.93 |
|  | Modified Duration | 10.73 | 7.22 | 5.28 | 4.27 | 3.75 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | May-07 | Jun-07 |
|  | Last Payment Date | Jun-32 | Oct-26 | Dec-20 | Jan-17 | Apr-14 |
|  |  |  |  |  |  |  |
| II-MR-3 (@par) | Avg Life | 12.64 | 8.06 | 5.71 | 4.50 | 3.86 |
|  | Modified Duration | 10.17 | 6.95 | 5.13 | 4.15 | 3.61 |
|  | First Payment Date | May-10 | Nov-07 | May-07 | May-07 | May-07 |
|  | Last Payment Date | Jul-32 | Nov-26 | Feb-21 | Feb-17 | May-14 |


## Class I-A-IO Yield Table (To 10% Call)

| Given : Price (%) | | 68% CPR | 69% CPR | 70% CPR | 71% CPR | 72% CPR |
|---|---|---|---|---|---|---|
| 5.861304 | Yield | 3.000 | 3.000 | 0.826 | 0.826 | -1.459 |

## Group I Net WAC Schedule (To 10% Call)

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 6.19 | | 51 | 6.72 |
| 2 | 6.18 | | 52 | 6.72 |
| 3 | 6.17 | | 53 | 6.72 |
| 4 | 6.16 | | 54 | 6.72 |
| 5 | 6.16 | | 55 | 6.72 |
| 6 | 6.14 | | 56 | 6.72 |
| 7 | 6.26 | | 57 | 6.72 |
| 8 | 6.25 | | 58 | 6.72 |
| 9 | 6.23 | | 59 | 6.72 |
| 10 | 6.22 | | 60 | 6.72 |
| 11 | 6.21 | | 61 | 6.71 |
| 12 | 6.19 | | 62 | 6.71 |
| 13 | 6.31 | | 63 | 6.71 |
| 14 | 6.30 | | 64 | 6.71 |
| 15 | 6.28 | | 65 | 6.71 |
| 16 | 6.27 | | 66 | 6.71 |
| 17 | 6.26 | | 67 | 6.71 |
| 18 | 6.25 | | 68 | 6.71 |
| 19 | 6.36 | | 69 | 6.71 |
| 20 | 6.35 | | 70 | 6.71 |
| 21 | 6.34 | | 71 | 6.71 |
| 22 | 6.33 | | 72 | 6.71 |
| 23 | 6.46 | | 73 | 6.70 |
| 24 | 6.46 | | 74 | 6.70 |
| 25 | 6.74 | | 75 | 6.70 |
| 26 | 6.74 | | 76 | 6.70 |
| 27 | 6.74 | | 77 | 6.70 |
| 28 | 6.74 | | 78 | 6.70 |
| 29 | 6.74 | | 79 | 6.70 |
| 30 | 6.74 | | 80 | 6.70 |
| 31 | 6.74 | | 81 | 6.70 |
| 32 | 6.74 | | 82 | 6.70 |
| 33 | 6.74 | | 83 | 6.70 |
| 34 | 6.74 | | 84 | 6.70 |
| 35 | 6.73 | | 85 | 6.70 |
| 36 | 6.73 | | 86 | 6.70 |
| 37 | 6.73 | | 87 | 6.70 |
| 38 | 6.73 | | 88 | 6.70 |
| 39 | 6.73 | | 89 | 6.70 |
| 40 | 6.73 | | 90 | 6.70 |
| 41 | 6.73 | | 91 | 6.70 |
| 42 | 6.73 | | 92 | 6.70 |
| 43 | 6.73 | | 93 | 6.70 |
| 44 | 6.73 | | 94 | 6.70 |
| 45 | 6.73 | | 95 | 6.70 |
| 46 | 6.73 | | 96 | 6.70 |
| 47 | 6.73 | | 97 | 6.70 |
| 48 | 6.73 | | 98 | 6.70 |
| 49 | 6.72 | | 99 | 6.70 |
| 50 | 6.72 | | | |

*1 month LIBOR = 1.09 %
* 6 month LIBOR = 1.15%


## Group II Net WAC Schedule (To 10% Call)*

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 6.98 | | 47 | 4.52 |
| 2 | 5.63 | | 48 | 4.23 |
| 3 | 5.82 | | 49 | 4.37 |
| 4 | 5.63 | | 50 | 4.23 |
| 5 | 5.63 | | 51 | 4.37 |
| 6 | 5.82 | | 52 | 4.23 |
| 7 | 5.63 | | 53 | 4.23 |
| 8 | 5.82 | | 54 | 4.38 |
| 9 | 5.63 | | 55 | 4.24 |
| 10 | 5.63 | | 56 | 4.38 |
| 11 | 6.23 | | 57 | 4.24 |
| 12 | 5.63 | | 58 | 4.20 |
| 13 | 5.82 | | 59 | 4.10 |
| 14 | 5.63 | | 60 | 3.41 |
| 15 | 5.82 | | 61 | 3.53 |
| 16 | 5.63 | | 62 | 3.41 |
| 17 | 5.63 | | 63 | 3.53 |
| 18 | 5.82 | | 64 | 3.41 |
| 19 | 5.63 | | 65 | 3.41 |
| 20 | 5.82 | | 66 | 3.53 |
| 21 | 5.63 | | 67 | 3.41 |
| 22 | 5.63 | | 68 | 3.53 |
| 23 | 6.23 | | 69 | 3.42 |
| 24 | 5.63 | | 70 | 3.42 |
| 25 | 5.82 | | 71 | 3.78 |
| 26 | 5.63 | | 72 | 3.42 |
| 27 | 5.82 | | 73 | 3.53 |
| 28 | 5.63 | | 74 | 3.42 |
| 29 | 5.63 | | 75 | 3.53 |
| 30 | 5.82 | | 76 | 3.42 |
| 31 | 5.63 | | 77 | 3.42 |
| 32 | 5.82 | | 78 | 3.53 |
| 33 | 5.63 | | 79 | 3.42 |
| 34 | 5.63 | | 80 | 3.53 |
| 35 | 6.18 | | 81 | 3.42 |
| 36 | 4.22 | | 82 | 3.42 |
| 37 | 4.36 | | 83 | 3.78 |
| 38 | 4.22 | | 84 | 3.40 |
| 39 | 4.36 | | 85 | 3.51 |
| 40 | 4.22 | | 86 | 3.40 |
| 41 | 4.22 | | 87 | 3.51 |
| 42 | 4.37 | | 88 | 3.40 |
| 43 | 4.23 | | 89 | 3.40 |
| 44 | 4.37 | | 90 | 3.51 |
| 45 | 4.23 | | 91 | 3.40 |
| 46 | 4.23 | | 92 | 3.51 |

*1 month LIBOR = 1.09 %
* 6 month LIBOR = 1.15%

## Class II-AR-1 Net WAC Schedule (To 10% Call)*

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 6.99 | | 47 | 4.53 |
| 2 | 5.64 | | 48 | 4.24 |
| 3 | 5.82 | | 49 | 4.38 |
| 4 | 5.64 | | 50 | 4.24 |
| 5 | 5.64 | | 51 | 4.38 |
| 6 | 5.82 | | 52 | 4.24 |
| 7 | 5.64 | | 53 | 4.25 |
| 8 | 5.82 | | 54 | 4.39 |
| 9 | 5.64 | | 55 | 4.25 |
| 10 | 5.64 | | 56 | 4.39 |
| 11 | 6.24 | | 57 | 4.25 |
| 12 | 5.64 | | 58 | 4.19 |
| 13 | 5.82 | | 59 | 4.58 |
| 14 | 5.64 | | 60 | 3.44 |
| 15 | 5.82 | | 61 | 3.56 |
| 16 | 5.64 | | 62 | 3.44 |
| 17 | 5.64 | | 63 | 3.56 |
| 18 | 5.82 | | 64 | 3.44 |
| 19 | 5.64 | | 65 | 3.44 |
| 20 | 5.82 | | 66 | 3.56 |
| 21 | 5.64 | | 67 | 3.44 |
| 22 | 5.64 | | 68 | 3.56 |
| 23 | 6.24 | | 69 | 3.44 |
| 24 | 5.64 | | 70 | 3.44 |
| 25 | 5.82 | | 71 | 3.81 |
| 26 | 5.64 | | 72 | 3.44 |
| 27 | 5.82 | | 73 | 3.56 |
| 28 | 5.64 | | 74 | 3.44 |
| 29 | 5.64 | | 75 | 3.56 |
| 30 | 5.82 | | 76 | 3.44 |
| 31 | 5.64 | | 77 | 3.44 |
| 32 | 5.82 | | 78 | 3.56 |
| 33 | 5.64 | | 79 | 3.44 |
| 34 | 5.64 | | 80 | 3.56 |
| 35 | 6.17 | | 81 | 3.45 |
| 36 | 4.23 | | 82 | 3.45 |
| 37 | 4.37 | | 83 | 3.81 |
| 38 | 4.23 | | 84 | 3.42 |
| 39 | 4.37 | | 85 | 3.54 |
| 40 | 4.23 | | 86 | 3.42 |
| 41 | 4.23 | | 87 | 3.54 |
| 42 | 4.38 | | 88 | 3.42 |
| 43 | 4.24 | | 89 | 3.42 |
| 44 | 4.38 | | 90 | 3.54 |
| 45 | 4.24 | | 91 | 3.42 |
| 46 | 4.24 | | 92 | 3.54 |

*1 month LIBOR = 1.09%
* 6 month LIBOR = 1.15%

## Class II-AR-2 Net WAC Schedule (To 10% Call)*

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 6.98 | | 47 | 4.51 |
| 2 | 5.63 | | 48 | 4.22 |
| 3 | 5.82 | | 49 | 4.36 |
| 4 | 5.63 | | 50 | 4.22 |
| 5 | 5.63 | | 51 | 4.37 |
| 6 | 5.82 | | 52 | 4.23 |
| 7 | 5.63 | | 53 | 4.23 |
| 8 | 5.82 | | 54 | 4.37 |
| 9 | 5.63 | | 55 | 4.23 |
| 10 | 5.63 | | 56 | 4.37 |
| 11 | 6.23 | | 57 | 4.23 |
| 12 | 5.63 | | 58 | 4.21 |
| 13 | 5.82 | | 59 | 3.76 |
| 14 | 5.63 | | 60 | 3.39 |
| 15 | 5.82 | | 61 | 3.51 |
| 16 | 5.63 | | 62 | 3.39 |
| 17 | 5.63 | | 63 | 3.51 |
| 18 | 5.82 | | 64 | 3.39 |
| 19 | 5.63 | | 65 | 3.39 |
| 20 | 5.82 | | 66 | 3.51 |
| 21 | 5.63 | | 67 | 3.39 |
| 22 | 5.63 | | 68 | 3.51 |
| 23 | 6.23 | | 69 | 3.39 |
| 24 | 5.63 | | 70 | 3.39 |
| 25 | 5.82 | | 71 | 3.76 |
| 26 | 5.63 | | 72 | 3.39 |
| 27 | 5.82 | | 73 | 3.51 |
| 28 | 5.63 | | 74 | 3.39 |
| 29 | 5.63 | | 75 | 3.51 |
| 30 | 5.82 | | 76 | 3.39 |
| 31 | 5.63 | | 77 | 3.39 |
| 32 | 5.82 | | 78 | 3.51 |
| 33 | 5.63 | | 79 | 3.39 |
| 34 | 5.62 | | 80 | 3.51 |
| 35 | 6.18 | | 81 | 3.39 |
| 36 | 4.21 | | 82 | 3.39 |
| 37 | 4.35 | | 83 | 3.76 |
| 38 | 4.21 | | 84 | 3.38 |
| 39 | 4.35 | | 85 | 3.50 |
| 40 | 4.21 | | 86 | 3.38 |
| 41 | 4.22 | | 87 | 3.50 |
| 42 | 4.36 | | 88 | 3.38 |
| 43 | 4.22 | | 89 | 3.38 |
| 44 | 4.36 | | 90 | 3.50 |
| 45 | 4.22 | | 91 | 3.38 |
| 46 | 4.22 | | 92 | 3.50 |

*1 month LIBOR = 1.09%
* 6 month LIBOR = 1.15%

## Class II-AR-1 Effective WAC Schedule*

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 20.27 | | 47 | 14.46 |
| 2 | 20.27 | | 48 | 13.94 |
| 3 | 20.27 | | 49 | 14.18 |
| 4 | 20.27 | | 50 | 13.91 |
| 5 | 20.27 | | 51 | 14.15 |
| 6 | 20.27 | | 52 | 13.89 |
| 7 | 20.27 | | 53 | 13.87 |
| 8 | 20.27 | | 54 | 14.11 |
| 9 | 20.27 | | 55 | 13.85 |
| 10 | 20.27 | | 56 | 14.09 |
| 11 | 20.27 | | 57 | 13.82 |
| 12 | 20.27 | | 58 | 13.81 |
| 13 | 20.27 | | 59 | 14.62 |
| 14 | 20.27 | | 60 | 10.88 |
| 15 | 20.27 | | 61 | 11.25 |
| 16 | 20.27 | | 62 | 10.88 |
| 17 | 20.27 | | 63 | 11.25 |
| 18 | 20.27 | | 64 | 10.88 |
| 19 | 20.27 | | 65 | 10.88 |
| 20 | 20.27 | | 66 | 11.25 |
| 21 | 20.27 | | 67 | 10.88 |
| 22 | 20.27 | | 68 | 11.25 |
| 23 | 20.27 | | 69 | 10.88 |
| 24 | 20.27 | | 70 | 10.88 |
| 25 | 20.27 | | 71 | 12.05 |
| 26 | 20.27 | | 72 | 10.88 |
| 27 | 20.27 | | 73 | 11.25 |
| 28 | 20.27 | | 74 | 10.88 |
| 29 | 20.27 | | 75 | 11.25 |
| 30 | 20.27 | | 76 | 10.88 |
| 31 | 20.27 | | 77 | 10.88 |
| 32 | 20.27 | | 78 | 11.25 |
| 33 | 20.27 | | 79 | 10.88 |
| 34 | 20.27 | | 80 | 11.25 |
| 35 | 20.27 | | 81 | 10.88 |
| 36 | 20.27 | | 82 | 10.88 |
| 37 | 20.27 | | 83 | 12.05 |
| 38 | 13.41 | | 84 | 10.93 |
| 39 | 13.62 | | 85 | 11.29 |
| 40 | 13.39 | | 86 | 10.93 |
| 41 | 13.41 | | 87 | 11.29 |
| 42 | 14.25 | | 88 | 10.93 |
| 43 | 13.99 | | 89 | 10.93 |
| 44 | 14.23 | | 90 | 11.29 |
| 45 | 13.97 | | 91 | 10.93 |
| 46 | 13.96 | | 92 | 11.29 |

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index


## Class II-AR-2 Effective WAC Schedule*

| Period | Net WAC Cap (%) | | Period | Net WAC Cap (%) |
|---|---|---|---|---|
| 1 | 20.39 | | 47 | 14.97 |
| 2 | 20.39 | | 48 | 14.46 |
| 3 | 20.39 | | 49 | 14.71 |
| 4 | 20.39 | | 50 | 14.47 |
| 5 | 20.39 | | 51 | 14.71 |
| 6 | 20.39 | | 52 | 14.47 |
| 7 | 20.39 | | 53 | 14.47 |
| 8 | 20.39 | | 54 | 14.72 |
| 9 | 20.39 | | 55 | 14.48 |
| 10 | 20.39 | | 56 | 14.72 |
| 11 | 20.39 | | 57 | 14.48 |
| 12 | 20.39 | | 58 | 14.48 |
| 13 | 20.39 | | 59 | 15.25 |
| 14 | 20.39 | | 60 | 10.96 |
| 15 | 20.39 | | 61 | 11.32 |
| 16 | 20.39 | | 62 | 10.96 |
| 17 | 20.39 | | 63 | 11.32 |
| 18 | 20.39 | | 64 | 10.96 |
| 19 | 20.39 | | 65 | 10.96 |
| 20 | 20.39 | | 66 | 11.32 |
| 21 | 20.39 | | 67 | 10.96 |
| 22 | 20.39 | | 68 | 11.32 |
| 23 | 20.39 | | 69 | 10.96 |
| 24 | 20.39 | | 70 | 10.96 |
| 25 | 20.39 | | 71 | 12.13 |
| 26 | 20.39 | | 72 | 10.96 |
| 27 | 20.39 | | 73 | 11.32 |
| 28 | 20.39 | | 74 | 10.96 |
| 29 | 20.39 | | 75 | 11.32 |
| 30 | 20.39 | | 76 | 10.96 |
| 31 | 20.39 | | 77 | 10.96 |
| 32 | 20.39 | | 78 | 11.32 |
| 33 | 20.39 | | 79 | 10.96 |
| 34 | 20.39 | | 80 | 11.32 |
| 35 | 20.39 | | 81 | 10.96 |
| 36 | 20.39 | | 82 | 10.96 |
| 37 | 20.39 | | 83 | 12.13 |
| 38 | 13.82 | | 84 | 10.98 |
| 39 | 14.04 | | 85 | 11.34 |
| 40 | 13.82 | | 86 | 10.98 |
| 41 | 13.84 | | 87 | 11.34 |
| 42 | 14.70 | | 88 | 10.98 |
| 43 | 14.46 | | 89 | 10.98 |
| 44 | 14.70 | | 90 | 11.34 |
| 45 | 14.46 | | 91 | 10.98 |
| 46 | 14.46 | | 92 | 11.34 |

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

## Class II-MR-1 Effective WAC Schedule*

| Period | Effective WAC Cap (%) | | Period | Effective WAC Cap (%) |
|---|---|---|---|---|
| 1 | 20.60 | | 47 | 15.02 |
| 2 | 20.60 | | 48 | 14.52 |
| 3 | 20.60 | | 49 | 14.76 |
| 4 | 20.60 | | 50 | 14.52 |
| 5 | 20.60 | | 51 | 14.76 |
| 6 | 20.60 | | 52 | 14.52 |
| 7 | 20.60 | | 53 | 14.52 |
| 8 | 20.60 | | 54 | 14.76 |
| 9 | 20.60 | | 55 | 14.52 |
| 10 | 20.60 | | 56 | 14.77 |
| 11 | 20.60 | | 57 | 14.52 |
| 12 | 20.60 | | 58 | 14.52 |
| 13 | 20.60 | | 59 | 15.30 |
| 14 | 20.60 | | 60 | 10.93 |
| 15 | 20.60 | | 61 | 11.29 |
| 16 | 20.60 | | 62 | 10.93 |
| 17 | 20.60 | | 63 | 11.29 |
| 18 | 20.60 | | 64 | 10.93 |
| 19 | 20.60 | | 65 | 10.93 |
| 20 | 20.60 | | 66 | 11.29 |
| 21 | 20.60 | | 67 | 10.93 |
| 22 | 20.60 | | 68 | 11.29 |
| 23 | 20.60 | | 69 | 10.93 |
| 24 | 20.60 | | 70 | 10.93 |
| 25 | 20.60 | | 71 | 12.10 |
| 26 | 20.60 | | 72 | 10.93 |
| 27 | 20.60 | | 73 | 11.29 |
| 28 | 20.60 | | 74 | 10.93 |
| 29 | 20.60 | | 75 | 11.29 |
| 30 | 20.60 | | 76 | 10.93 |
| 31 | 20.60 | | 77 | 10.93 |
| 32 | 20.60 | | 78 | 11.29 |
| 33 | 20.60 | | 79 | 10.93 |
| 34 | 20.60 | | 80 | 11.29 |
| 35 | 20.60 | | 81 | 10.93 |
| 36 | 20.60 | | 82 | 10.93 |
| 37 | 20.60 | | 83 | 12.10 |
| 38 | 13.88 | | 84 | 10.96 |
| 39 | 14.10 | | 85 | 11.32 |
| 40 | 13.88 | | 86 | 10.96 |
| 41 | 13.90 | | 87 | 11.32 |
| 42 | 14.76 | | 88 | 10.96 |
| 43 | 14.51 | | 89 | 10.96 |
| 44 | 14.76 | | 90 | 11.32 |
| 45 | 14.51 | | 91 | 10.96 |
| 46 | 14.51 | | 92 | 11.32 |

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

## Class II-MR-2 Effective WAC Schedule*

| Period | Effective WAC Cap (%) | Period | Effective WAC Cap (%) |
|---|---|---|---|
| 1 | 21.25 | 47 | 15.25 |
| 2 | 21.25 | 48 | 14.74 |
| 3 | 21.25 | 49 | 14.99 |
| 4 | 21.25 | 50 | 14.74 |
| 5 | 21.25 | 51 | 14.99 |
| 6 | 21.25 | 52 | 14.75 |
| 7 | 21.25 | 53 | 14.75 |
| 8 | 21.25 | 54 | 14.99 |
| 9 | 21.25 | 55 | 14.75 |
| 10 | 21.25 | 56 | 14.99 |
| 11 | 21.25 | 57 | 14.75 |
| 12 | 21.25 | 58 | 14.75 |
| 13 | 21.25 | 59 | 15.53 |
| 14 | 21.25 | 60 | 10.93 |
| 15 | 21.25 | 61 | 11.29 |
| 16 | 21.25 | 62 | 10.93 |
| 17 | 21.25 | 63 | 11.29 |
| 18 | 21.25 | 64 | 10.93 |
| 19 | 21.25 | 65 | 10.93 |
| 20 | 21.25 | 66 | 11.29 |
| 21 | 21.25 | 67 | 10.93 |
| 22 | 21.25 | 68 | 11.29 |
| 23 | 21.25 | 69 | 10.93 |
| 24 | 21.25 | 70 | 10.93 |
| 25 | 21.25 | 71 | 12.10 |
| 26 | 21.25 | 72 | 10.93 |
| 27 | 21.25 | 73 | 11.29 |
| 28 | 21.25 | 74 | 10.93 |
| 29 | 21.25 | 75 | 11.29 |
| 30 | 21.25 | 76 | 10.93 |
| 31 | 21.25 | 77 | 10.93 |
| 32 | 21.25 | 78 | 11.29 |
| 33 | 21.25 | 79 | 10.93 |
| 34 | 21.25 | 80 | 11.29 |
| 35 | 21.25 | 81 | 10.93 |
| 36 | 21.25 | 82 | 10.93 |
| 37 | 21.25 | 83 | 12.10 |
| 38 | 13.71 | 84 | 10.96 |
| 39 | 14.03 | 85 | 11.32 |
| 40 | 13.90 | 86 | 10.96 |
| 41 | 14.02 | 87 | 11.32 |
| 42 | 14.98 | 88 | 10.96 |
| 43 | 14.74 | 89 | 10.96 |
| 44 | 14.98 | 90 | 11.32 |
| 45 | 14.74 | 91 | 10.96 |
| 46 | 14.74 | 92 | 11.32 |

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

## Class II-MR-3 Effective WAC Schedule*

| Period | Effective WAC Cap (%) | | Period | Effective WAC Cap (%) |
|---|---|---|---|---|
| 1 | 22.00 | | 47 | 18.39 |
| 2 | 22.00 | | 48 | 18.01 |
| 3 | 22.00 | | 49 | 18.27 |
| 4 | 22.00 | | 50 | 18.12 |
| 5 | 22.00 | | 51 | 18.38 |
| 6 | 22.00 | | 52 | 18.23 |
| 7 | 22.00 | | 53 | 18.28 |
| 8 | 22.00 | | 54 | 18.54 |
| 9 | 22.00 | | 55 | 18.39 |
| 10 | 22.00 | | 56 | 18.65 |
| 11 | 22.00 | | 57 | 18.51 |
| 12 | 22.00 | | 58 | 18.53 |
| 13 | 22.00 | | 59 | 18.54 |
| 14 | 22.00 | | 60 | 10.93 |
| 15 | 22.00 | | 61 | 11.29 |
| 16 | 22.00 | | 62 | 10.93 |
| 17 | 22.00 | | 63 | 11.29 |
| 18 | 22.00 | | 64 | 10.93 |
| 19 | 22.00 | | 65 | 10.93 |
| 20 | 22.00 | | 66 | 11.29 |
| 21 | 22.00 | | 67 | 10.93 |
| 22 | 22.00 | | 68 | 11.29 |
| 23 | 22.00 | | 69 | 10.93 |
| 24 | 22.00 | | 70 | 10.93 |
| 25 | 22.00 | | 71 | 12.10 |
| 26 | 22.00 | | 72 | 10.93 |
| 27 | 22.00 | | 73 | 11.29 |
| 28 | 22.00 | | 74 | 10.93 |
| 29 | 22.00 | | 75 | 11.29 |
| 30 | 22.00 | | 76 | 10.93 |
| 31 | 22.00 | | 77 | 10.93 |
| 32 | 22.00 | | 78 | 11.29 |
| 33 | 22.00 | | 79 | 10.93 |
| 34 | 22.00 | | 80 | 11.29 |
| 35 | 22.00 | | 81 | 10.93 |
| 36 | 22.00 | | 82 | 10.93 |
| 37 | 22.00 | | 83 | 12.10 |
| 38 | 17.51 | | 84 | 10.96 |
| 39 | 17.59 | | 85 | 11.32 |
| 40 | 17.29 | | 86 | 10.96 |
| 41 | 17.21 | | 87 | 11.32 |
| 42 | 17.93 | | 88 | 10.96 |
| 43 | 17.75 | | 89 | 10.96 |
| 44 | 18.02 | | 90 | 11.32 |
| 45 | 17.86 | | 91 | 10.96 |
| 46 | 17.91 | | 92 | 11.32 |

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

## Class I-A-1 Cap Schedule

| Period | Date | Class I-A-1 Notional Amount | Class I-A-1 Cap Strike (%) |
|---|---|---|---|
| 1 | 5/25/2004 | 86,569,000 | 7.24 |
| 2 | 6/25/2004 | 83,762,941 | 5.80 |
| 3 | 7/25/2004 | 80,631,528 | 5.99 |
| 4 | 8/25/2004 | 77,181,733 | 5.79 |
| 5 | 9/25/2004 | 73,421,875 | 5.78 |
| 6 | 10/25/2004 | 69,361,603 | 5.96 |
| 7 | 11/25/2004 | 65,011,869 | 5.87 |
| 8 | 12/25/2004 | 60,384,893 | 6.07 |
| 9 | 1/25/2005 | 55,494,118 | 5.85 |
| 10 | 2/25/2005 | 50,358,486 | 5.84 |
| 11 | 3/25/2005 | 45,341,868 | 6.47 |
| 12 | 4/25/2005 | 40,441,775 | 5.81 |
| 13 | 5/25/2005 | 35,655,520 | 6.13 |
| 14 | 6/25/2005 | 30,980,477 | 5.91 |
| 15 | 7/25/2005 | 26,414,082 | 6.10 |
| 16 | 8/25/2005 | 21,953,827 | 5.89 |
| 17 | 9/25/2005 | 17,597,264 | 5.88 |
| 18 | 10/25/2005 | 13,342,000 | 6.07 |
| 19 | 11/25/2005 | 9,185,696 | 5.98 |
| 20 | 12/25/2005 | 5,126,070 | 6.17 |
| 21 | 1/25/2006 | 1,160,889 | 5.96 |


## Class II-AR-1 Cap Schedule

| Period | Date | Class II-AR-1 Notional Amount | Cap Strike (%) | Period | Date | Class II-AR-1 Notional Amount | Cap Strike (%) |
|---|---|---|---|---|---|---|---|
| 1 | 5/25/2004 | 95,986,000 | 6.72 | 31 | 11/25/2006 | 42,026,087 | 5.37 |
| 2 | 6/25/2004 | 93,491,728 | 5.37 | 32 | 12/25/2006 | 40,813,315 | 5.55 |
| 3 | 7/25/2004 | 91,056,683 | 5.55 | 33 | 1/25/2007 | 39,629,351 | 5.37 |
| 4 | 8/25/2004 | 88,679,459 | 5.37 | 34 | 2/25/2007 | 38,473,513 | 5.37 |
| 5 | 9/25/2004 | 86,358,684 | 5.37 | 35 | 3/25/2007 | 37,345,136 | 6.12 |
| 6 | 10/25/2004 | 84,093,018 | 5.55 | 36 | 4/25/2007 | 36,244,534 | 8.43 |
| 7 | 11/25/2004 | 81,881,153 | 5.37 | 37 | 5/25/2007 | 35,156,570 | 8.72 |
| 8 | 12/25/2004 | 79,721,811 | 5.55 | 38 | 6/25/2007 | 11,383,355 | 5.51 |
| 9 | 1/25/2005 | 77,613,746 | 5.37 | 39 | 7/25/2007 | 11,079,342 | 5.71 |
| 10 | 2/25/2005 | 75,555,742 | 5.37 | 40 | 8/25/2007 | 10,782,563 | 5.51 |
| 11 | 3/25/2005 | 73,546,611 | 5.97 | 41 | 9/25/2007 | 10,492,844 | 5.51 |
| 12 | 4/25/2005 | 71,585,192 | 5.37 | 42 | 10/25/2007 | 10,210,020 | 5.71 |
| 13 | 5/25/2005 | 69,670,353 | 5.55 | 43 | 11/25/2007 | 9,933,925 | 5.51 |
| 14 | 6/25/2005 | 67,800,989 | 5.37 | 44 | 12/25/2007 | 9,664,400 | 5.71 |
| 15 | 7/25/2005 | 65,976,021 | 5.55 | 45 | 1/25/2008 | 9,401,288 | 5.51 |
| 16 | 8/25/2005 | 64,194,393 | 5.37 | 46 | 2/25/2008 | 9,144,437 | 5.51 |
| 17 | 9/25/2005 | 62,455,079 | 5.37 | 47 | 3/25/2008 | 8,893,699 | 5.91 |
| 18 | 10/25/2005 | 60,757,073 | 5.55 | 48 | 4/25/2008 | 8,648,927 | 5.51 |
| 19 | 11/25/2005 | 59,099,395 | 5.37 | 49 | 5/25/2008 | 8,409,981 | 5.70 |
| 20 | 12/25/2005 | 57,481,087 | 5.55 | 50 | 6/25/2008 | 8,176,721 | 5.51 |
| 21 | 1/25/2006 | 55,901,216 | 5.37 | 51 | 7/25/2008 | 7,949,013 | 5.70 |
| 22 | 2/25/2006 | 54,358,868 | 5.37 | 52 | 8/25/2008 | 7,726,724 | 5.51 |
| 23 | 3/25/2006 | 52,853,153 | 5.97 | 53 | 9/25/2008 | 7,509,725 | 5.51 |
| 24 | 4/25/2006 | 51,383,202 | 5.37 | 54 | 10/25/2008 | 7,297,892 | 5.70 |
| 25 | 5/25/2006 | 49,948,165 | 5.55 | 55 | 11/25/2008 | 7,091,100 | 5.51 |
| 26 | 6/25/2006 | 48,547,214 | 5.37 | 56 | 12/25/2008 | 6,889,231 | 5.7 |
| 27 | 7/25/2006 | 47,179,540 | 5.55 | 57 | 1/25/2009 | 6,692,167 | 5.51 |
| 28 | 8/25/2006 | 45,844,352 | 5.37 | 58 | 2/25/2009 | 6,499,793 | 5.80 |
| 29 | 9/25/2006 | 44,540,880 | 5.37 | 59 | 3/25/2009 | 6,312,341 | 6.75 |
| 30 | 10/25/2006 | 43,268,370 | 5.55 | | | | |

## Class II-AR-2 Cap Schedule

| Period | Date | Class II-AR-1 Notional Amount | Cap Strike (%) | Period | Date | Class II-AR-1 Notional Amount | Cap Strike (%) |
|---|---|---|---|---|---|---|---|
| 1 | 5/25/2004 | 134,639,000 | 6.59 | 31 | 11/25/2006 | 60,123,868 | 5.24 |
| 2 | 6/25/2004 | 131,195,089 | 5.24 | 32 | 12/25/2006 | 58,448,745 | 5.43 |
| 3 | 7/25/2004 | 127,832,917 | 5.43 | 33 | 1/25/2007 | 56,813,392 | 5.24 |
| 4 | 8/25/2004 | 124,550,544 | 5.24 | 34 | 2/25/2007 | 55,216,866 | 5.25 |
| 5 | 9/25/2004 | 121,346,078 | 5.24 | 35 | 3/25/2007 | 53,658,337 | 5.94 |
| 6 | 10/25/2004 | 118,217,669 | 5.43 | 36 | 4/25/2007 | 52,094,400 | 8.32 |
| 7 | 11/25/2004 | 115,163,513 | 5.24 | 37 | 5/25/2007 | 50,592,350 | 8.60 |
| 8 | 12/25/2004 | 112,181,846 | 5.43 | 38 | 6/25/2007 | 17,623,201 | 5.37 |
| 9 | 1/25/2005 | 109,270,950 | 5.24 | 39 | 7/25/2007 | 17,207,269 | 5.56 |
| 10 | 2/25/2005 | 106,429,147 | 5.24 | 40 | 8/25/2007 | 16,801,217 | 5.37 |
| 11 | 3/25/2005 | 103,654,798 | 5.84 | 41 | 9/25/2007 | 16,404,811 | 5.37 |
| 12 | 4/25/2005 | 100,946,301 | 5.24 | 42 | 10/25/2007 | 16,017,821 | 5.56 |
| 13 | 5/25/2005 | 98,302,095 | 5.43 | 43 | 11/25/2007 | 15,640,024 | 5.37 |
| 14 | 6/25/2005 | 95,720,654 | 5.24 | 44 | 12/25/2007 | 15,271,202 | 5.56 |
| 15 | 7/25/2005 | 93,200,489 | 5.43 | 45 | 1/25/2008 | 14,911,142 | 5.37 |
| 16 | 8/25/2005 | 90,740,146 | 5.24 | 46 | 2/25/2008 | 14,559,634 | 5.37 |
| 17 | 9/25/2005 | 88,338,205 | 5.24 | 47 | 3/25/2008 | 14,216,478 | 5.77 |
| 18 | 10/25/2005 | 85,993,282 | 5.43 | 48 | 4/25/2008 | 13,881,474 | 5.37 |
| 19 | 11/25/2005 | 83,704,022 | 5.24 | 49 | 5/25/2008 | 13,554,428 | 5.56 |
| 20 | 12/25/2005 | 81,469,106 | 5.43 | 50 | 6/25/2008 | 13,235,152 | 5.37 |
| 21 | 1/25/2006 | 79,287,244 | 5.24 | 51 | 7/25/2008 | 12,923,462 | 5.56 |
| 22 | 2/25/2006 | 77,157,177 | 5.24 | 52 | 8/25/2008 | 12,619,177 | 5.37 |
| 23 | 3/25/2006 | 75,077,675 | 5.84 | 53 | 9/25/2008 | 12,322,121 | 5.37 |
| 24 | 4/25/2006 | 73,047,540 | 5.24 | 54 | 10/25/2008 | 12,032,123 | 5.56 |
| 25 | 5/25/2006 | 71,065,600 | 5.43 | 55 | 11/25/2008 | 11,749,015 | 5.37 |
| 26 | 6/25/2006 | 69,130,711 | 5.24 | 56 | 12/25/2008 | 11,472,634 | 5.56 |
| 27 | 7/25/2006 | 67,241,756 | 5.43 | 57 | 1/25/2009 | 11,202,819 | 5.37 |
| 28 | 8/25/2006 | 65,397,646 | 5.24 | 58 | 2/25/2009 | 10,939,416 | 5.46 |
| 29 | 9/25/2006 | 63,597,317 | 5.24 | 59 | 3/25/2009 | 10,682,415 | 11.15 |
| 30 | 10/25/2006 | 61,839,729 | 5.43 | | | | |


## Class II-MR-1 Cap Schedule

| Period | Date | Class II-MR-1 Notional Amount | Cap Strike (%) | Period | Date | Class II-MR-1 Notional Amount | Cap Strike (%) |
|---|---|---|---|---|---|---|---|
| 1 | 5/25/2004 | 8,625,000 | 6.38 | 31 | 11/25/2006 | 8,625,000 | 5.03 |
| 2 | 6/25/2004 | 8,625,000 | 5.03 | 32 | 12/25/2006 | 8,625,000 | 5.22 |
| 3 | 7/25/2004 | 8,625,000 | 5.22 | 33 | 1/25/2007 | 8,625,000 | 5.03 |
| 4 | 8/25/2004 | 8,625,000 | 5.03 | 34 | 2/25/2007 | 8,625,000 | 5.04 |
| 5 | 9/25/2004 | 8,625,000 | 5.03 | 35 | 3/25/2007 | 8,625,000 | 5.76 |
| 6 | 10/25/2004 | 8,625,000 | 5.22 | 36 | 4/25/2007 | 8,625,000 | 8.10 |
| 7 | 11/25/2004 | 8,625,000 | 5.03 | 37 | 5/25/2007 | 8,625,000 | 8.39 |
| 8 | 12/25/2004 | 8,625,000 | 5.22 | 38 | 6/25/2007 | 2,470,654 | 5.17 |
| 9 | 1/25/2005 | 8,625,000 | 5.03 | 39 | 7/25/2007 | 2,411,865 | 5.36 |
| 10 | 2/25/2005 | 8,625,000 | 5.03 | 40 | 8/25/2007 | 2,354,474 | 5.17 |
| 11 | 3/25/2005 | 8,625,000 | 5.63 | 41 | 9/25/2007 | 2,298,448 | 5.17 |
| 12 | 4/25/2005 | 8,625,000 | 5.03 | 42 | 10/25/2007 | 2,243,753 | 5.36 |
| 13 | 5/25/2005 | 8,625,000 | 5.22 | 43 | 11/25/2007 | 2,190,358 | 5.17 |
| 14 | 6/25/2005 | 8,625,000 | 5.03 | 44 | 12/25/2007 | 2,138,233 | 5.36 |
| 15 | 7/25/2005 | 8,625,000 | 5.22 | 45 | 1/25/2008 | 2,087,346 | 5.17 |
| 16 | 8/25/2005 | 8,625,000 | 5.03 | 46 | 2/25/2008 | 2,037,670 | 5.17 |
| 17 | 9/25/2005 | 8,625,000 | 5.03 | 47 | 3/25/2008 | 1,989,174 | 5.57 |
| 18 | 10/25/2005 | 8,625,000 | 5.22 | 48 | 4/25/2008 | 1,941,832 | 5.17 |
| 19 | 11/25/2005 | 8,625,000 | 5.03 | 49 | 5/25/2008 | 1,895,614 | 5.36 |
| 20 | 12/25/2005 | 8,625,000 | 5.22 | 50 | 6/25/2008 | 1,850,496 | 5.17 |
| 21 | 1/25/2006 | 8,625,000 | 5.03 | 51 | 7/25/2008 | 1,806,451 | 5.36 |
| 22 | 2/25/2006 | 8,625,000 | 5.03 | 52 | 8/25/2008 | 1,763,452 | 5.17 |
| 23 | 3/25/2006 | 8,625,000 | 5.63 | 53 | 9/25/2008 | 1,721,476 | 5.17 |
| 24 | 4/25/2006 | 8,625,000 | 5.03 | 54 | 10/25/2008 | 1,680,498 | 5.36 |
| 25 | 5/25/2006 | 8,625,000 | 5.22 | 55 | 11/25/2008 | 1,640,495 | 5.17 |
| 26 | 6/25/2006 | 8,625,000 | 5.03 | 56 | 12/25/2008 | 1,601,442 | 5.36 |
| 27 | 7/25/2006 | 8,625,000 | 5.22 | 57 | 1/25/2009 | 1,563,318 | 5.17 |
| 28 | 8/25/2006 | 8,625,000 | 5.03 | 58 | 2/25/2009 | 1,526,101 | 5.34 |
| 29 | 9/25/2006 | 8,625,000 | 5.03 | 59 | 3/25/2009 | 1,489,809 | 9.04 |
| 30 | 10/25/2006 | 8,625,000 | 5.22 | | | | |


## Class II-MR-2 Cap Schedule

| Period | Date | Class II-MR-2 Notional Amount | Cap Strike (%) | Period | Date | Class II-MR-2 Notional Amount | Cap Strike (%) |
|---|---|---|---|---|---|---|---|
| 1 | 5/25/2004 | 5,875,000 | 5.73 | 31 | 11/25/2006 | 5,875,000 | 4.38 |
| 2 | 6/25/2004 | 5,875,000 | 4.38 | 32 | 12/25/2006 | 5,875,000 | 4.57 |
| 3 | 7/25/2004 | 5,875,000 | 4.57 | 33 | 1/25/2007 | 5,875,000 | 4.38 |
| 4 | 8/25/2004 | 5,875,000 | 4.38 | 34 | 2/25/2007 | 5,875,000 | 4.39 |
| 5 | 9/25/2004 | 5,875,000 | 4.38 | 35 | 3/25/2007 | 5,875,000 | 5.11 |
| 6 | 10/25/2004 | 5,875,000 | 4.57 | 36 | 4/25/2007 | 5,875,000 | 7.45 |
| 7 | 11/25/2004 | 5,875,000 | 4.38 | 37 | 5/25/2007 | 5,875,000 | 7.74 |
| 8 | 12/25/2004 | 5,875,000 | 4.57 | 38 | 6/25/2007 | 1,682,909 | 4.52 |
| 9 | 1/25/2005 | 5,875,000 | 4.38 | 39 | 7/25/2007 | 1,642,865 | 4.71 |
| 10 | 2/25/2005 | 5,875,000 | 4.38 | 40 | 8/25/2007 | 1,603,772 | 4.52 |
| 11 | 3/25/2005 | 5,875,000 | 4.98 | 41 | 9/25/2007 | 1,565,609 | 4.52 |
| 12 | 4/25/2005 | 5,875,000 | 4.38 | 42 | 10/25/2007 | 1,528,353 | 4.71 |
| 13 | 5/25/2005 | 5,875,000 | 4.57 | 43 | 11/25/2007 | 1,491,983 | 4.52 |
| 14 | 6/25/2005 | 5,875,000 | 4.38 | 44 | 12/25/2007 | 1,456,477 | 4.71 |
| 15 | 7/25/2005 | 5,875,000 | 4.57 | 45 | 1/25/2008 | 1,421,816 | 4.52 |
| 16 | 8/25/2005 | 5,875,000 | 4.38 | 46 | 2/25/2008 | 1,387,978 | 4.52 |
| 17 | 9/25/2005 | 5,875,000 | 4.38 | 47 | 3/25/2008 | 1,354,945 | 4.92 |
| 18 | 10/25/2005 | 5,875,000 | 4.57 | 48 | 4/25/2008 | 1,322,697 | 4.52 |
| 19 | 11/25/2005 | 5,875,000 | 4.38 | 49 | 5/25/2008 | 1,291,216 | 4.71 |
| 20 | 12/25/2005 | 5,875,000 | 4.57 | 50 | 6/25/2008 | 1,260,483 | 4.52 |
| 21 | 1/25/2006 | 5,875,000 | 4.38 | 51 | 7/25/2008 | 1,230,481 | 4.71 |
| 22 | 2/25/2006 | 5,875,000 | 4.38 | 52 | 8/25/2008 | 1,201,192 | 4.52 |
| 23 | 3/25/2006 | 5,875,000 | 4.98 | 53 | 9/25/2008 | 1,172,600 | 4.52 |
| 24 | 4/25/2006 | 5,875,000 | 4.38 | 54 | 10/25/2008 | 1,144,687 | 4.71 |
| 25 | 5/25/2006 | 5,875,000 | 4.57 | 55 | 11/25/2008 | 1,117,438 | 4.52 |
| 26 | 6/25/2006 | 5,875,000 | 4.38 | 56 | 12/25/2008 | 1,090,837 | 4.71 |
| 27 | 7/25/2006 | 5,875,000 | 4.57 | 57 | 1/25/2009 | 1,064,869 | 4.52 |
| 28 | 8/25/2006 | 5,875,000 | 4.38 | 58 | 2/25/2009 | 1,039,518 | 4.69 |
| 29 | 9/25/2006 | 5,875,000 | 4.38 | 59 | 3/25/2009 | 1,014,797 | 8.39 |
| 30 | 10/25/2006 | 5,875,000 | 4.57 | | | | |


## Class II-MR-3 Cap Schedule

| Period | Date | Class II-MR-3 Notional Amount | Cap Strike (%) | Period | Date | Class II-MR-3 Notional Amount | Cap Strike (%) |
|---|---|---|---|---|---|---|---|
| 1 | 5/25/2004 | 4,875,000 | 4.98 | 31 | 11/25/2006 | 4,875,000 | 3.63 |
| 2 | 6/25/2004 | 4,875,000 | 3.63 | 32 | 12/25/2006 | 4,875,000 | 3.82 |
| 3 | 7/25/2004 | 4,875,000 | 3.82 | 33 | 1/25/2007 | 4,875,000 | 3.63 |
| 4 | 8/25/2004 | 4,875,000 | 3.63 | 34 | 2/25/2007 | 4,875,000 | 3.64 |
| 5 | 9/25/2004 | 4,875,000 | 3.63 | 35 | 3/25/2007 | 4,875,000 | 4.36 |
| 6 | 10/25/2004 | 4,875,000 | 3.82 | 36 | 4/25/2007 | 4,875,000 | 6.70 |
| 7 | 11/25/2004 | 4,875,000 | 3.63 | 37 | 5/25/2007 | 4,875,000 | 6.99 |
| 8 | 12/25/2004 | 4,875,000 | 3.82 | 38 | 6/25/2007 | 2,646,261 | 3.77 |
| 9 | 1/25/2005 | 4,875,000 | 3.63 | 39 | 7/25/2007 | 2,613,017 | 3.96 |
| 10 | 2/25/2005 | 4,875,000 | 3.63 | 40 | 8/25/2007 | 2,580,562 | 3.77 |
| 11 | 3/25/2005 | 4,875,000 | 4.23 | 41 | 9/25/2007 | 2,548,878 | 3.77 |
| 12 | 4/25/2005 | 4,875,000 | 3.63 | 42 | 10/25/2007 | 2,517,947 | 3.96 |
| 13 | 5/25/2005 | 4,875,000 | 3.82 | 43 | 11/25/2007 | 2,487,750 | 3.77 |
| 14 | 6/25/2005 | 4,875,000 | 3.63 | 44 | 12/25/2007 | 2,458,271 | 3.96 |
| 15 | 7/25/2005 | 4,875,000 | 3.82 | 45 | 1/25/2008 | 2,429,493 | 3.77 |
| 16 | 8/25/2005 | 4,875,000 | 3.63 | 46 | 2/25/2008 | 2,401,398 | 3.77 |
| 17 | 9/25/2005 | 4,875,000 | 3.63 | 47 | 3/25/2008 | 2,373,970 | 4.17 |
| 18 | 10/25/2005 | 4,875,000 | 3.82 | 48 | 4/25/2008 | 2,347,194 | 3.77 |
| 19 | 11/25/2005 | 4,875,000 | 3.63 | 49 | 5/25/2008 | 2,321,054 | 3.96 |
| 20 | 12/25/2005 | 4,875,000 | 3.82 | 50 | 6/25/2008 | 2,295,535 | 3.77 |
| 21 | 1/25/2006 | 4,875,000 | 3.63 | 51 | 7/25/2008 | 2,270,623 | 3.96 |
| 22 | 2/25/2006 | 4,875,000 | 3.63 | 52 | 8/25/2008 | 2,246,302 | 3.77 |
| 23 | 3/25/2006 | 4,875,000 | 4.23 | 53 | 9/25/2008 | 2,222,559 | 3.77 |
| 24 | 4/25/2006 | 4,875,000 | 3.63 | 54 | 10/25/2008 | 2,199,380 | 3.96 |
| 25 | 5/25/2006 | 4,875,000 | 3.82 | 55 | 11/25/2008 | 2,176,752 | 3.77 |
| 26 | 6/25/2006 | 4,875,000 | 3.63 | 56 | 12/25/2008 | 2,154,661 | 3.96 |
| 27 | 7/25/2006 | 4,875,000 | 3.82 | 57 | 1/25/2009 | 2,133,095 | 3.77 |
| 28 | 8/25/2006 | 4,875,000 | 3.63 | 58 | 2/25/2009 | 2,112,041 | 3.94 |
| 29 | 9/25/2006 | 4,875,000 | 3.63 | 59 | 3/25/2009 | 2,091,366 | 7.64 |
| 30 | 10/25/2006 | 4,875,000 | 3.82 | | | | |

# DESCRIPTION OF THE GROUP I COLLATERAL

## SUMMARY OF THE GROUP I MORTGAGE LOANS

| | | | |
|---|---|---|---|
| Number of Mortgage Loans: | 1,321 | W.A. Effective LTV: | 65.98% |
| Aggregate Principal Balance: | $250,001,164 | Range: | 16.53% - 80.00% |
| | | Index Type: | |
| Conforming Principal Balance: | $192,562,900 | Fixed: | 100.00% |
| Conforming Principal Balance Percent: | 77.02% | First Liens: | 100.00% |
| | | Non-Balloon Loans: | 99.05% |
| Average Principal Balance: | $189,251 | | |
| Range: | $29,949 - $931,037 | W.A. FICO Score[1]: | 684 |
| W.A. Coupon: | 7.091% | Property Type: | |
| Range: | 4.250% - 9.000% | Single Family Residence | 57.47% |
| | | PUD | 20.27% |
| W.A. Stated Remaining Term (months): | 348 months | 2-4 Family | 14.69% |
| Range: | 174 months - 359 months | Condo | 7.57% |
| W.A. Seasoning: (months) | 2 months | Occupancy Status | |
| Latest Maturity Date: | February 1, 2034 | Primary | 91.70% |
| | | Investment | 6.81% |
| State Concentration (>5%): | | Second Home | 1.49% |
| New York | 17.64% | | |
| Florida | 15.43% | Documentation Status | |
| New Jersey | 7.10% | Full | 6.51% |
| Illinois | 6.54% | Stated | 46.09% |
| California | 5.87% | No Documentation | 47.39% |
| Arizona | 5.27% | | |
| Interest Only Loans: | 13.11% | Weighted Average Prepayment Penalty Term | 37 months |
| | | Loans with Prepayment Penalties | 72.27% |
| W.A. Original LTV: | 83.92% | Loans with Mortgage Insurance | 58.23% |
| Range: | 16.53% - 100.00% | Loans with Lender Paid Mortgage Insurance | 4.93% |

(1) For loans that were scored

## DESCRIPTION OF THE GROUP I COLLATERAL

### Product Type of the Group I Mortgage Loans

| Product Type | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Fixed - 15 Year | 66 | $10,564,483 | 4.23% |
| Fixed - 20 Year | 5 | 730,236 | 0.29 |
| Fixed - 30 Year | 1,099 | 203,546,642 | 81.42 |
| Balloon - 15/30 | 13 | 2,385,439 | 0.95 |
| Fixed - 30 Year - 10 Year IO | 138 | 32,774,364 | 13.11 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### Principal Balances at Origination of the Group I Mortgage Loans

| Principal Balance at Origination ($) | Number of Mortgage Loans | Aggregate Original Principal Balance | % of Aggregate Original Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 55 | $2,318,000 | 0.93% |
| 50,000.01 - 100,000.00 | 251 | 19,750,917 | 7.88 |
| 100,000.01 - 150,000.00 | 316 | 39,378,029 | 15.72 |
| 150,000.01 - 200,000.00 | 227 | 38,927,864 | 15.54 |
| 200,000.01 - 250,000.00 | 159 | 35,832,646 | 14.30 |
| 250,000.01 - 300,000.00 | 116 | 31,862,472 | 12.72 |
| 300,000.01 - 350,000.00 | 74 | 24,032,884 | 9.59 |
| 350,000.01 - 400,000.00 | 40 | 15,178,150 | 6.06 |
| 400,000.01 - 450,000.00 | 24 | 10,357,378 | 4.13 |
| 450,000.01 - 500,000.00 | 18 | 8,590,975 | 3.43 |
| 500,000.01 - 550,000.00 | 13 | 6,891,350 | 2.75 |
| 550,000.01 - 600,000.00 | 13 | 7,528,000 | 3.01 |
| 600,000.01 - 650,000.00 | 14 | 8,921,750 | 3.56 |
| 900,000.01 - 950,000.00 | 1 | 937,500 | 0.37 |
| **Total:** | **1,321** | **$250,507,915** | **100.00%** |

## DESCRIPTION OF THE GROUP I COLLATERAL

### Remaining Principal Balance of the Group I Mortgage Loans

| Remaining Principal Balance ($) | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 55 | $2,312,572 | 0.93% |
| 50,000.01 - 100,000.00 | 251 | 19,701,997 | 7.88 |
| 100,000.01 - 150,000.00 | 320 | 39,888,055 | 15.96 |
| 150,000.01 - 200,000.00 | 223 | 38,249,533 | 15.30 |
| 200,000.01 - 250,000.00 | 159 | 35,766,571 | 14.31 |
| 250,000.01 - 300,000.00 | 116 | 31,812,012 | 12.72 |
| 300,000.01 - 350,000.00 | 75 | 24,341,593 | 9.74 |
| 350,000.01 - 400,000.00 | 39 | 14,805,349 | 5.92 |
| 400,000.01 - 450,000.00 | 24 | 10,331,440 | 4.13 |
| 450,000.01 - 500,000.00 | 18 | 8,573,772 | 3.43 |
| 500,000.01 - 550,000.00 | 13 | 6,875,984 | 2.75 |
| 550,000.01 - 600,000.00 | 13 | 7,510,877 | 3.00 |
| 600,000.01 - 650,000.00 | 14 | 8,900,373 | 3.56 |
| 900,000.01 - 950,000.00 | 1 | 931,037 | 0.37 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### Original Loan-to-Value Ratio of the Group I Mortgage Loans

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Less than or equal to 50.00 | 48 | $7,623,051 | 3.05% |
| 50.01 - 55.00 | 18 | 3,837,170 | 1.53 |
| 55.01 - 60.00 | 33 | 6,965,757 | 2.79 |
| 60.01 - 65.00 | 29 | 5,866,440 | 2.35 |
| 65.01 - 70.00 | 72 | 16,054,017 | 6.42 |
| 70.01 - 75.00 | 62 | 13,497,040 | 5.40 |
| 75.01 - 80.00 | 264 | 50,581,086 | 20.23 |
| 80.01 - 85.00 | 55 | 9,138,187 | 3.66 |
| 85.01 - 90.00 | 198 | 39,007,285 | 15.60 |
| 90.01 - 95.00 | 486 | 88,466,603 | 35.39 |
| 95.01 - 100.00 | 56 | 8,964,528 | 3.59 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

## DESCRIPTION OF THE GROUP I COLLATERAL

### Mortgage Rate of the Group I Mortgage Loans

| Mortgage Rate (%) | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 4.000 - 4.499 | 1 | $595,214 | 0.24% |
| 4.500 - 4.999 | 3 | 394,643 | 0.16 |
| 5.000 - 5.499 | 39 | 11,807,510 | 4.72 |
| 5.500 - 5.999 | 56 | 12,711,854 | 5.08 |
| 6.000 - 6.499 | 120 | 25,718,397 | 10.29 |
| 6.500 - 6.999 | 223 | 41,120,097 | 16.45 |
| 7.000 - 7.499 | 351 | 59,473,103 | 23.79 |
| 7.500 - 7.999 | 387 | 70,807,251 | 28.32 |
| 8.000 - 8.499 | 106 | 20,794,914 | 8.32 |
| 8.500 - 8.999 | 32 | 6,027,953 | 2.41 |
| 9.000 - 9.499 | 3 | 550,227 | 0.22 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### FICO Score at Origination of the Group I Mortgage Loans

| FICO Score at Origination | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Not Available | 12 | $1,528,670 | 0.61% |
| Less than 620 | 32 | 5,845,838 | 2.34 |
| 620 - 639 | 242 | 41,759,217 | 16.70 |
| 640 - 659 | 210 | 37,738,462 | 15.10 |
| 660 - 679 | 213 | 40,997,288 | 16.40 |
| 680 - 699 | 188 | 38,983,577 | 15.59 |
| 700 - 719 | 146 | 29,592,454 | 11.84 |
| 720 - 739 | 103 | 19,785,517 | 7.91 |
| 740 - 759 | 79 | 14,869,324 | 5.95 |
| 760 - 779 | 64 | 13,034,261 | 5.21 |
| 780 - 799 | 29 | 5,498,801 | 2.20 |
| Greater than or equal to 800 | 3 | 367,756 | 0.15 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

## DESCRIPTION OF THE GROUP I COLLATERAL

### Geographic Distribution of the Group I Mortgage Loans

| Location | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| New York | 166 | $44,100,505 | 17.64% |
| Florida | 245 | 38,564,017 | 15.43 |
| New Jersey | 65 | 17,759,648 | 7.10 |
| Illinois | 84 | 16,352,399 | 6.54 |
| California | 43 | 14,686,964 | 5.87 |
| Arizona | 75 | 13,175,361 | 5.27 |
| Connecticut | 45 | 9,264,716 | 3.71 |
| Massachusetts | 37 | 8,512,557 | 3.41 |
| Nevada | 37 | 7,919,703 | 3.17 |
| Maryland | 32 | 7,488,145 | 3.00 |
| Texas | 65 | 7,390,481 | 2.96 |
| South Carolina | 43 | 6,753,730 | 2.70 |
| Georgia | 39 | 6,147,310 | 2.46 |
| Virginia | 32 | 5,907,077 | 2.36 |
| Tennessee | 35 | 4,915,353 | 1.97 |
| Colorado | 20 | 4,473,457 | 1.79 |
| Michigan | 36 | 4,430,503 | 1.77 |
| Minnesota | 19 | 3,629,998 | 1.45 |
| Washington | 17 | 3,510,589 | 1.40 |
| Pennsylvania | 33 | 3,417,250 | 1.37 |
| North Carolina | 21 | 2,592,739 | 1.04 |
| New Hampshire | 11 | 2,446,779 | 0.98 |
| Indiana | 20 | 2,133,019 | 0.85 |
| Rhode Island | 10 | 1,769,095 | 0.71 |
| District of Columbia | 5 | 1,477,724 | 0.59 |
| Ohio | 15 | 1,401,470 | 0.56 |
| Missouri | 13 | 1,360,811 | 0.54 |
| Hawaii | 3 | 1,138,876 | 0.46 |
| Wisconsin | 8 | 1,035,296 | 0.41 |
| Utah | 6 | 985,552 | 0.39 |
| Delaware | 7 | 864,907 | 0.35 |
| Maine | 2 | 836,292 | 0.33 |
| Iowa | 3 | 588,757 | 0.24 |
| Idaho | 4 | 588,385 | 0.24 |
| Louisiana | 8 | 586,810 | 0.23 |
| Oregon | 3 | 477,342 | 0.19 |
| Mississippi | 3 | 390,242 | 0.16 |
| Kansas | 3 | 307,858 | 0.12 |
| Vermont | 2 | 156,787 | 0.06 |
| Alabama | 1 | 144,645 | 0.06 |
| Oklahoma | 1 | 99,300 | 0.04 |
| Arkansas | 1 | 71,137 | 0.03 |
| Nebraska | 1 | 57,508 | 0.02 |
| New Mexico | 1 | 54,914 | 0.02 |
| West Virginia | 1 | 35,155 | 0.01 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

## DESCRIPTION OF THE GROUP I COLLATERAL

### Occupancy Status of the Group I Mortgage Loans

| Occupancy Status | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Primary | 1,172 | $229,253,205 | 91.70% |
| Investment | 127 | 17,026,124 | 6.81 |
| Second Home | 22 | 3,721,835 | 1.49 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### Documentation Type of the Group I Mortgage Loans

| Program | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| No Documentation | 668 | $118,486,572 | 47.39% |
| Stated Documentation | 576 | 115,235,499 | 46.09 |
| Full/Alt | 77 | 16,279,093 | 6.51 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### Loan Purpose of the Group I Mortgage Loans

| Purpose | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Purchase | 856 | $159,243,570 | 63.70% |
| Refinance - Cashout | 351 | 66,845,834 | 26.74 |
| Refinance - Rate Term | 114 | 23,911,761 | 9.56 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |

### Property Type of the Group I Mortgage Loans

| Property Type | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Single Family Residence | 803 | $143,668,793 | 57.47% |
| PUD | 254 | 50,675,790 | 20.27 |
| 2-4 Family | 148 | 36,730,470 | 14.69 |
| Condo | 116 | 18,926,112 | 7.57 |
| **Total:** | **1,321** | **$250,001,164** | **100.00%** |


## DESCRIPTION OF THE GROUP I COLLATERAL

| Original Prepayment Penalty Term of the Group I Mortgage Loans | | | |
| --- | --- | --- | --- |
| Original Prepayment Penalty Term (mos.) | Number of Mortgage Loans | Aggregate Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
| None | 360 | $69,330,564 | 27.73% |
| 12 | 221 | 49,253,686 | 19.70 |
| 24 | 118 | 20,169,389 | 8.07 |
| 36 | 236 | 41,960,304 | 16.78 |
| 60 | 386 | 69,287,221 | 27.71 |
| Total: | 1,321 | $250,001,164 | 100.00% |

## DESCRIPTION OF THE GROUP II COLLATERAL

### SUMMARY OF THE GROUP II MORTGAGE LOANS

| | | | |
|---|---|---|---|
| Number of Mortgage Loans: | 1,063 | Index Type: | |
| Aggregate Principal Balance: | $259,955,539 | 6 Month LIBOR: | 100.00% |
| Conforming Principal Balance Loans: | $150,603,093 | | |
| Conforming Principal Balance Percent: | 57.93% | W.A. Initial Periodic Cap: | 5.000% |
| Average Principal Balance: | $244,549 | W.A. Subsequent Periodic Cap: | 1.000% |
| Range: | $25,450 - $1,640,000 | W.A. Lifetime Rate Cap: | 5.651% |
| W.A. Coupon: | 6.096% | Property Type: | |
| Range: | 4.500% - 7.875% | Single Family Residence: | 56.16% |
| W.A. Gross Margin: | 2.752% | PUD: | 17.34% |
| Range: | 2.250% - 3.750% | 2-4 Family: | 18.11% |
| W.A. Stated Remaining Term (months): | 359 months | Condo: | 8.39% |
| Range: | 348 months - 360 months | | |
| W.A. Seasoning: | 1 month | Occupancy Status: | |
| Latest Maturity Date: | April 1, 2034 | Primary: | 51.90% |
| State Concentration (> 5%): | | Investment: | 33.66% |
| California: | 50.35% | Second Home: | 14.44% |
| Interest Only Loans | 93.14% | Documentation Status: | |
| W.A. Original LTV: | 78.85% | Full: | 17.62% |
| Range: | 38.46% - 95.00% | Stated: | 77.79% |
| W.A. Effective LTV: | 77.40% | No Documentation: | 4.59% |
| Range: | 38.46% - 80.00% | W.A. Prepayment Penalty Term: | 36 months |
| Non-Balloon Loans: | 100.00% | Loans with Prepay Penalties: | 14.33% |
| W.A. FICO Score [1]: | 700 | Loans with Mortgage Insurance | 6.55% |
| First Liens: | 100.00% | Loans with Lender Paid Mortgage Insurance | 0.00% |

[1] For loans that were scored

## DESCRIPTION OF THE GROUP II COLLATERAL

### Product Type of the Group II Mortgage Loans

| Product Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| ARM - 7 Year/6 Month - 7 Year IO | 10 | $1,642,200 | 0.63% |
| ARM - 3 Year/6 Month | 36 | 8,930,090 | 3.44 |
| ARM - 3 Year/6 Month - 3 Year IO | 633 | 160,300,903 | 61.66 |
| ARM - 5 Year/6 Month | 45 | 8,904,573 | 3.43 |
| ARM - 5 Year/6 Month - 5 Year IO | 334 | 79,037,973 | 30.40 |
| ARM - 10 Year/6 Month - 10 Year IO | 5 | 1,139,800 | 0.44 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Principal Balances at Origination of the Group II Mortgage Loans

| Principal Balance at Origination ($) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 14 | $568,100 | 0.22% |
| 50,000.01 - 100,000.00 | 163 | 12,884,400 | 4.96 |
| 100,000.01 - 150,000.00 | 231 | 28,932,640 | 11.13 |
| 150,000.01 - 200,000.00 | 164 | 29,020,500 | 11.16 |
| 200,000.01 - 250,000.00 | 117 | 26,346,850 | 10.13 |
| 250,000.01 - 300,000.00 | 83 | 22,778,300 | 8.76 |
| 300,000.01 - 350,000.00 | 77 | 25,222,600 | 9.70 |
| 350,000.01 - 400,000.00 | 52 | 19,612,250 | 7.54 |
| 400,000.01 - 450,000.00 | 33 | 14,053,150 | 5.41 |
| 450,000.01 - 500,000.00 | 33 | 15,757,400 | 6.06 |
| 500,000.01 - 550,000.00 | 23 | 12,123,800 | 4.66 |
| 550,000.01 - 600,000.00 | 21 | 12,183,450 | 4.69 |
| 600,000.01 - 650,000.00 | 18 | 11,506,900 | 4.43 |
| 650,000.01 - 700,000.00 | 6 | 4,054,400 | 1.56 |
| 700,000.01 - 750,000.00 | 4 | 2,851,200 | 1.10 |
| 750,000.01 - 800,000.00 | 8 | 6,298,250 | 2.42 |
| 800,000.01 - 850,000.00 | 3 | 2,437,300 | 0.94 |
| 850,000.01 - 900,000.00 | 3 | 2,659,600 | 1.02 |
| 900,000.01 - 950,000.00 | 2 | 1,852,000 | 0.71 |
| 950,000.01 - 1,000,000.00 | 4 | 3,956,250 | 1.52 |
| Greater than or equal to 1,000,000.01 | 4 | 4,876,750 | 1.88 |
| **Total:** | **1,063** | **$259,976,090** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

### Remaining Principal Balances of the Group II Mortgage Loans

| Remaining Principal Balance ($) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 14 | $568,100 | 0.22% |
| 50,000.01 - 100,000.00 | 163 | 12,881,856 | 4.96 |
| 100,000.01 - 150,000.00 | 231 | 28,928,974 | 11.13 |
| 150,000.01 - 200,000.00 | 165 | 29,216,817 | 11.24 |
| 200,000.01 - 250,000.00 | 116 | 26,144,038 | 10.06 |
| 250,000.01 - 300,000.00 | 83 | 22,774,717 | 8.76 |
| 300,000.01 - 350,000.00 | 77 | 25,220,058 | 9.70 |
| 350,000.01 - 400,000.00 | 52 | 19,612,048 | 7.54 |
| 400,000.01 - 450,000.00 | 33 | 14,053,150 | 5.41 |
| 450,000.01 - 500,000.00 | 33 | 15,756,767 | 6.06 |
| 500,000.01 - 550,000.00 | 23 | 12,123,800 | 4.66 |
| 550,000.01 - 600,000.00 | 21 | 12,183,258 | 4.69 |
| 600,000.01 - 650,000.00 | 18 | 11,506,205 | 4.43 |
| 650,000.01 - 700,000.00 | 6 | 4,054,400 | 1.56 |
| 700,000.01 - 750,000.00 | 4 | 2,851,200 | 1.10 |
| 750,000.01 - 800,000.00 | 8 | 6,298,250 | 2.42 |
| 800,000.01 - 850,000.00 | 3 | 2,437,300 | 0.94 |
| 850,000.01 - 900,000.00 | 3 | 2,659,600 | 1.02 |
| 900,000.01 - 950,000.00 | 2 | 1,852,000 | 0.71 |
| 950,000.01 - 1,000,000.00 | 4 | 3,956,250 | 1.52 |
| Greater than or equal to 1,000,000.01 | 4 | 4,876,750 | 1.88 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Mortgage Rates of the Group II Mortgage Loans

| Mortgage Rate (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 4.500 - 4.999 | 10 | $2,278,700 | 0.88% |
| 5.000 - 5.499 | 92 | 21,278,226 | 8.19 |
| 5.500 - 5.999 | 331 | 87,660,218 | 33.72 |
| 6.000 - 6.499 | 324 | 80,043,735 | 30.79 |
| 6.500 - 6.999 | 244 | 55,944,452 | 21.52 |
| 7.000 - 7.499 | 54 | 11,014,934 | 4.24 |
| 7.500 - 7.999 | 8 | 1,735,274 | 0.67 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

| Geographic Distribution of the Group II Mortgage Loans | | | |
|---|---|---|---|
| Location | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
| California | 367 | $130,895,484 | 50.35% |
| Arizona | 78 | 12,562,612 | 4.83 |
| Washington | 54 | 11,067,550 | 4.26 |
| Colorado | 61 | 10,385,575 | 4.00 |
| Georgia | 68 | 9,032,899 | 3.47 |
| Florida | 50 | 8,851,158 | 3.40 |
| New York | 25 | 8,584,813 | 3.30 |
| Massachusetts | 28 | 7,998,772 | 3.08 |
| Oregon | 42 | 6,730,450 | 2.59 |
| Nevada | 39 | 6,463,172 | 2.49 |
| Texas | 35 | 5,860,660 | 2.25 |
| Virginia | 22 | 5,848,279 | 2.25 |
| Illinois | 26 | 5,607,343 | 2.16 |
| New Jersey | 18 | 4,566,600 | 1.76 |
| Maryland | 14 | 3,546,853 | 1.36 |
| North Carolina | 29 | 3,107,524 | 1.20 |
| Connecticut | 7 | 2,409,240 | 0.93 |
| New Mexico | 7 | 2,038,131 | 0.78 |
| Pennsylvania | 9 | 1,973,400 | 0.76 |
| Ohio | 17 | 1,762,185 | 0.68 |
| Utah | 15 | 1,754,750 | 0.68 |
| Idaho | 11 | 1,679,850 | 0.65 |
| South Carolina | 8 | 1,440,797 | 0.55 |
| Montana | 6 | 914,250 | 0.35 |
| Rhode Island | 6 | 910,300 | 0.35 |
| Oklahoma | 3 | 825,600 | 0.32 |
| Maine | 1 | 708,000 | 0.27 |
| District of Columbia | 3 | 640,800 | 0.25 |
| Delaware | 2 | 432,000 | 0.17 |
| New Hampshire | 2 | 411,600 | 0.16 |
| Michigan | 4 | 387,723 | 0.15 |
| Tennessee | 3 | 230,200 | 0.09 |
| Louisiana | 1 | 193,300 | 0.07 |
| Indiana | 1 | 79,273 | 0.03 |
| Kansas | 1 | 54,396 | 0.02 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

### Property Types of the Group II Mortgage Loans

| Property Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Single Family Residence | 602 | $146,003,041 | 56.16% |
| 2-4 Family | 172 | 47,081,418 | 18.11 |
| PUD | 179 | 45,069,533 | 17.34 |
| Condo | 110 | 21,801,547 | 8.39 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Original Loan-to-Value of the Group II Mortgage Loans

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Less than or equal to 50.00 | 6 | $704,780 | 0.27% |
| 50.01 - 55.00 | 2 | 452,900 | 0.17 |
| 55.01 - 60.00 | 7 | 661,759 | 0.25 |
| 60.01 - 65.00 | 17 | 4,875,309 | 1.88 |
| 65.01 - 70.00 | 39 | 11,470,028 | 4.41 |
| 70.01 - 75.00 | 90 | 24,000,596 | 9.23 |
| 75.01 - 80.00 | 846 | 203,600,473 | 78.32 |
| 80.01 - 85.00 | 10 | 2,181,050 | 0.84 |
| 85.01 - 90.00 | 26 | 6,877,497 | 2.65 |
| 90.01 - 95.00 | 20 | 5,131,148 | 1.97 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Documentation Type of the Group II Mortgage Loans

| Program | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Stated Documentation | 757 | $202,228,851 | 77.79% |
| Full/Alt | 265 | 45,794,223 | 17.62 |
| No Documentation | 41 | 11,932,465 | 4.59 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

### FICO Scores at Origination of the Group II Mortgage Loans

| FICO | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Not Available | 1 | $522,600 | 0.20% |
| Less than 620 | 2 | 415,405 | 0.16 |
| 620 - 639 | 54 | 18,312,209 | 7.04 |
| 640 - 659 | 121 | 35,165,212 | 13.53 |
| 660 - 679 | 162 | 42,011,469 | 16.16 |
| 680 - 699 | 171 | 41,369,295 | 15.91 |
| 700 - 719 | 154 | 34,775,796 | 13.38 |
| 720 - 739 | 138 | 29,313,967 | 11.28 |
| 740 - 759 | 121 | 29,462,781 | 11.33 |
| 760 - 779 | 93 | 18,465,259 | 7.10 |
| 780 - 799 | 37 | 8,154,146 | 3.14 |
| Greater than or equal to 800 | 9 | 1,987,400 | 0.76 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Loan Purpose of the Group II Mortgage Loans

| Purpose | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Purchase | 699 | $166,343,258 | 63.99% |
| Refinance - Cashout | 181 | 50,881,763 | 19.57 |
| Refinance - Rate Term | 183 | 42,730,517 | 16.44 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Occupancy Status of the Group II Mortgage Loans

| Occupancy Status | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Primary | 403 | $134,910,500 | 51.90% |
| Non-Owner Occupied | 458 | 87,495,737 | 33.66 |
| Second Home | 202 | 37,549,302 | 14.44 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

### Original Prepayment Penalty Term of the Group II Mortgage Loans

| Original Prepayment Penalty Term (mos.) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| None | 867 | $222,692,184 | 85.67% |
| 12 | 1 | 327,447 | 0.13 |
| 36 | 195 | 36,935,907 | 14.21 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Gross Margins of the Group II Mortgage Loans

| Gross Margin (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.000 - 2.499 | 1 | $272,000 | 0.10% |
| 2.500 - 2.999 | 1,060 | 259,087,039 | 99.67 |
| 3.500 - 3.999 | 2 | 596,500 | 0.23 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Maximum Mortgage Rates of the Group II Mortgage Loans

| Maximum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 10.000 - 10.499 | 20 | $5,262,250 | 2.02% |
| 10.500 - 10.999 | 114 | 27,520,917 | 10.59 |
| 11.000 - 11.499 | 181 | 42,080,077 | 16.19 |
| 11.500 - 11.999 | 350 | 89,152,379 | 34.30 |
| 12.000 - 12.499 | 246 | 59,884,457 | 23.04 |
| 12.500 - 12.999 | 128 | 30,726,848 | 11.82 |
| 13.000 - 13.499 | 23 | 5,110,110 | 1.97 |
| 13.500 - 13.999 | 1 | 218,500 | 0.08 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Minimum Mortgage Rates of the Group II Mortgage Loans

| Minimum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.000 - 2.499 | 1 | $272,000 | 0.10% |
| 2.500 - 2.999 | 1,060 | 259,087,039 | 99.67 |
| 3.500 - 3.999 | 2 | 596,500 | 0.23 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

### Lifetime Rate Caps of the Group II Mortgage Loans

| Lifetime Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 394 | $90,724,546 | 34.90% |
| 6.000 | 669 | 169,230,993 | 65.10 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Initial Periodic Caps of the Group II Mortgage Loans

| Initial Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 1,063 | $259,955,539 | 100.00% |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

### Subsequent Periodic Caps of the Group II Mortgage Loans

| Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 1.000 | 1,063 | $259,955,539 | 100.00% |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |

## DESCRIPTION OF THE GROUP II COLLATERAL

| Rate Adjustments of the Group II Mortgage Loans | | | |
|---|---|---|---|
| Month and Year of Next Rate Adjustment | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
| November 2006 | 2 | $1,282,300 | 0.49% |
| December 2006 | 5 | 1,449,695 | 0.56 |
| January 2007 | 97 | 25,611,618 | 9.85 |
| February 2007 | 112 | 28,885,331 | 11.11 |
| March 2007 | 400 | 96,162,600 | 36.99 |
| April 2007 | 53 | 15,839,450 | 6.09 |
| March 2008 | 1 | 440,000 | 0.17 |
| July 2008 | 4 | 2,051,502 | 0.79 |
| August 2008 | 1 | 64,000 | 0.02 |
| September 2008 | 2 | 212,176 | 0.08 |
| November 2008 | 5 | 785,284 | 0.3 |
| December 2008 | 13 | 2,986,855 | 1.15 |
| January 2009 | 32 | 5,489,373 | 2.11 |
| February 2009 | 76 | 17,834,607 | 6.86 |
| March 2009 | 225 | 53,276,850 | 20.49 |
| April 2009 | 20 | 4,801,900 | 1.85 |
| March 2011 | 10 | 1,642,200 | 0.63 |
| March 2014 | 5 | 1,139,800 | 0.44 |
| **Total:** | **1,063** | **$259,955,539** | **100.00%** |


# DESCRIPTION OF THE GROUP II-1 COLLATERAL

## SUMMARY OF THE GROUP II-1 MORTGAGE LOANS

| | | | |
|---|---|---|---|
| Number of Mortgage Loans: | 611 | Index Type: | |
| Aggregate Principal Balance: | $108,193,876 | 6 Month LIBOR: | 100.00% |
| Conforming Principal Balance Loans: | $108,193,876 | | |
| Conforming Principal Balance Percent: | 100.00% | W.A. Initial Periodic Cap: | 5.000% |
| Average Principal Balance: | $177,077 | W.A. Subsequent Periodic Cap: | 1.000% |
| Range: | $25,450 - $560,000 | W.A. Lifetime Rate Cap: | 5.655% |
| W.A. Coupon: | 6.096% | Property Type: | |
| Range: | 4.500% - 7.875% | Single Family Residence: | 52.14% |
| W.A. Gross Margin: | 2.754% | PUD: | 14.09% |
| Range: | 2.250% - 3.750% | 2-4 Family: | 23.00% |
| W.A. Stated Remaining Term (months): | 359 months | Condo: | 10.76% |
| Range: | 353 - 360 months | | |
| W.A. Seasoning: | 1 month | Occupancy Status: | |
| Latest Maturity Date: | April 1, 2034 | Primary: | 35.57% |
| State Concentration (> 5%): | | Investment: | 45.15% |
| California: | 36.96% | Second Home: | 19.28% |
| Washington: | 6.39% | | |
| Colorado: | 6.16% | Interest Only Loans | 92.03% |
| Arizona: | 6.12% | | |
| Georgia: | 5.79% | Documentation Status: | |
| | | Full: | 23.78% |
| W.A. Original LTV: | 79.21% | Stated: | 72.99% |
| Range: | 38.46% - 95.00% | No Documentation: | 3.23% |
| W.A. Effective LTV: | 77.81% | W.A. Prepayment Penalty Term: | 36 months |
| Range: | 38.46% - 80.00% | Loans with Prepay Penalties: | 17.47% |
| Non-Balloon Loans: | 100.00% | Loans with Mortgage Insurance | 6.40% |
| W.A. FICO Score [1]: | 707 | Loans with Lender Paid Mortgage Insurance | 0.00% |
| First Liens: | 100.00% | | |

[1] For loans that were scored

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

### Product Type of the Group II-1 Mortgage Loans

| Product Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| ARM - 7 Year/6 Month - 7 Year IO | 7 | $1,041,000 | 0.96% |
| ARM - 3 Year/6 Month | 21 | 3,823,873 | 3.53 |
| ARM - 3 Year/6 Month - 3 Year IO | 369 | 67,027,454 | 61.95 |
| ARM - 5 Year/6 Month | 27 | 4,802,688 | 4.44 |
| ARM - 5 Year/6 Month - 5 Year IO | 186 | 31,318,061 | 28.95 |
| ARM - 10 Year/6 Month - 10 Year IO | 1 | 180,800 | 0.17 |
| Total: | 611 | $108,193,876 | 100.00% |

### Principal Balances at Origination of the Group II-1 Mortgage Loans

| Principal Balance at Origination ($) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 9 | $368,250 | 0.34% |
| 50,000.01 - 100,000.00 | 110 | 8,564,750 | 7.92 |
| 100,000.01 - 150,000.00 | 162 | 20,194,140 | 18.66 |
| 150,000.01 - 200,000.00 | 126 | 22,300,500 | 20.61 |
| 200,000.01 - 250,000.00 | 88 | 19,723,700 | 18.23 |
| 250,000.01 - 300,000.00 | 55 | 15,077,150 | 13.93 |
| 300,000.01 - 350,000.00 | 41 | 13,163,600 | 12.17 |
| 350,000.01 - 400,000.00 | 6 | 2,247,200 | 2.08 |
| 400,000.01 - 450,000.00 | 6 | 2,509,500 | 2.32 |
| 450,000.01 - 500,000.00 | 4 | 1,890,300 | 1.75 |
| 500,000.01 - 550,000.00 | 3 | 1,604,800 | 1.48 |
| 550,000.01 - 600,000.00 | 1 | 560,000 | 0.52 |
| Total: | 611 | $108,203,890 | 100.00% |

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

| Remaining Principal Balances of the Group II-1 Mortgage Loans | | | |
|---|---|---|---|
| **Remaining Principal Balance ($)** | **Number of Mortgage Loans** | **Remaining Principal Balance** | **% of Aggregate Remaining Principal Balance** |
| 0.01 - 50,000.00 | 9 | $368,250 | 0.34% |
| 50,000.01 - 100,000.00 | 110 | 8,563,016 | 7.91 |
| 100,000.01 - 150,000.00 | 162 | 20,191,220 | 18.66 |
| 150,000.01 - 200,000.00 | 126 | 22,298,151 | 20.61 |
| 200,000.01 - 250,000.00 | 88 | 19,723,277 | 18.23 |
| 250,000.01 - 300,000.00 | 55 | 15,075,549 | 13.93 |
| 300,000.01 - 350,000.00 | 41 | 13,162,715 | 12.17 |
| 350,000.01 - 400,000.00 | 6 | 2,247,098 | 2.08 |
| 400,000.01 - 450,000.00 | 6 | 2,509,500 | 2.32 |
| 450,000.01 - 500,000.00 | 4 | 1,890,300 | 1.75 |
| 500,000.01 - 550,000.00 | 3 | 1,604,800 | 1.48 |
| 550,000.01 - 600,000.00 | 1 | 560,000 | 0.52 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

| Mortgage Rates of the Group II-1 Mortgage Loans | | | |
|---|---|---|---|
| **Mortgage Rate (%)** | **Number of Mortgage Loans** | **Remaining Principal Balance** | **% of Aggregate Remaining Principal Balance** |
| 4.500 - 4.999 | 8 | $1,404,700 | 1.30% |
| 5.000 - 5.499 | 59 | 10,720,676 | 9.91 |
| 5.500 - 5.999 | 197 | 35,758,024 | 33.05 |
| 6.000 - 6.499 | 174 | 30,451,516 | 28.15 |
| 6.500 - 6.999 | 135 | 23,379,100 | 21.61 |
| 7.000 - 7.499 | 33 | 5,625,585 | 5.20 |
| 7.500 - 7.999 | 5 | 854,274 | 0.79 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

# DESCRIPTION OF THE GROUP II-1 COLLATERAL

| Geographic Distribution of the Group II-1 Mortgage Loans | | | |
|---|---|---|---|
| Location | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
| California | 165 | $39,993,395 | 36.96% |
| Washington | 38 | 6,909,700 | 6.39 |
| Colorado | 43 | 6,666,567 | 6.16 |
| Arizona | 53 | 6,621,989 | 6.12 |
| Georgia | 49 | 6,263,199 | 5.79 |
| Massachusetts | 17 | 4,549,790 | 4.21 |
| Florida | 29 | 4,388,031 | 4.06 |
| Nevada | 27 | 3,955,753 | 3.66 |
| Oregon | 27 | 3,932,200 | 3.63 |
| Illinois | 19 | 3,353,522 | 3.10 |
| New York | 13 | 3,220,800 | 2.98 |
| Virginia | 13 | 2,648,100 | 2.45 |
| Texas | 20 | 1,938,467 | 1.79 |
| Ohio | 14 | 1,488,106 | 1.38 |
| North Carolina | 14 | 1,421,574 | 1.31 |
| Utah | 12 | 1,403,550 | 1.30 |
| Connecticut | 4 | 1,325,646 | 1.23 |
| Maryland | 6 | 1,258,503 | 1.16 |
| New Jersey | 6 | 1,105,915 | 1.02 |
| New Mexico | 5 | 977,131 | 0.90 |
| Rhode Island | 6 | 910,300 | 0.84 |
| Montana | 5 | 690,250 | 0.64 |
| District of Columbia | 3 | 640,800 | 0.59 |
| Idaho | 5 | 640,300 | 0.59 |
| Pennsylvania | 5 | 565,800 | 0.52 |
| Michigan | 4 | 387,723 | 0.36 |
| South Carolina | 3 | 285,547 | 0.26 |
| Louisiana | 1 | 193,300 | 0.18 |
| Oklahoma | 1 | 154,000 | 0.14 |
| Delaware | 1 | 120,000 | 0.11 |
| Indiana | 1 | 79,273 | 0.07 |
| Kansas | 1 | 54,396 | 0.05 |
| Tennessee | 1 | 50,250 | 0.05 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

### Property Types of the Group II-1 Mortgage Loans

| Property Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Single Family Residence | 337 | $56,416,531 | 52.14% |
| 2-4 Family | 112 | 24,887,420 | 23.00 |
| PUD | 90 | 15,245,857 | 14.09 |
| Condo | 72 | 11,644,068 | 10.76 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Original Loan-to-Value of the Group II-1 Mortgage Loans

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Less than or equal to 50.00 | 2 | $140,000 | 0.13% |
| 50.01 - 55.00 | 1 | 52,900 | 0.05 |
| 55.01 - 60.00 | 6 | 566,359 | 0.52 |
| 60.01 - 65.00 | 12 | 1,337,309 | 1.24 |
| 65.01 - 70.00 | 16 | 3,210,641 | 2.97 |
| 70.01 - 75.00 | 51 | 8,229,117 | 7.61 |
| 75.01 - 80.00 | 492 | 89,197,756 | 82.44 |
| 80.01 - 85.00 | 6 | 895,450 | 0.83 |
| 85.01 - 90.00 | 15 | 2,807,697 | 2.60 |
| 90.01 - 95.00 | 10 | 1,756,648 | 1.62 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Documentation Type of the Group II-1 Mortgage Loans

| Program | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Stated Documentation | 415 | $78,972,352 | 72.99% |
| Full/Alt | 178 | 25,725,027 | 23.78 |
| No Documentation | 18 | 3,496,498 | 3.23 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

### FICO Scores at Origination of the Group II-1 Mortgage Loans

| FICO | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Less than 620 | 1 | $208,000 | 0.19% |
| 620 - 639 | 27 | 5,712,959 | 5.28 |
| 640 - 659 | 60 | 10,774,657 | 9.96 |
| 660 - 679 | 86 | 15,232,827 | 14.08 |
| 680 - 699 | 96 | 16,951,298 | 15.67 |
| 700 - 719 | 96 | 16,527,957 | 15.28 |
| 720 - 739 | 86 | 15,594,491 | 14.41 |
| 740 - 759 | 71 | 12,307,832 | 11.38 |
| 760 - 779 | 58 | 9,244,159 | 8.54 |
| 780 - 799 | 24 | 4,459,296 | 4.12 |
| Greater than or equal to 800 | 6 | 1,180,400 | 1.09 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Loan Purpose of the Group II-1 Mortgage Loans

| Purpose | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Purchase | 413 | $73,899,099 | 68.30% |
| Refinance - Rate Term | 107 | 18,109,064 | 16.74 |
| Refinance - Cashout | 91 | 16,185,713 | 14.96 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Occupancy Status of the Group II-1 Mortgage Loans

| Occupancy Status | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Investment | 297 | $48,850,087 | 45.15% |
| Primary | 186 | 38,487,136 | 35.57 |
| Second Home | 128 | 20,856,653 | 19.28 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

### Original Prepayment Penalty Term of the Group II-1 Mortgage Loans

| Original Prepayment Penalty Term (mos.) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| None | 485 | $89,291,794 | 82.53% |
| 36 | 126 | 18,902,082 | 17.47 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Gross Margins of the Group II-1 Mortgage Loans

| Gross Margin (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.000 - 2.499 | 1 | $272,000 | 0.25% |
| 2.500 - 2.999 | 608 | 107,325,376 | 99.20 |
| 3.500 - 3.999 | 2 | 596,500 | 0.55 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Maximum Mortgage Rates of the Group II-1 Mortgage Loans

| Maximum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 10.000 - 10.499 | 13 | $2,989,050 | 2.76% |
| 10.500 - 10.999 | 72 | 12,166,621 | 11.25 |
| 11.000 - 11.499 | 99 | 16,246,109 | 15.02 |
| 11.500 - 11.999 | 199 | 36,004,639 | 33.28 |
| 12.000 - 12.499 | 142 | 25,369,818 | 23.45 |
| 12.500 - 12.999 | 73 | 13,006,338 | 12.02 |
| 13.000 - 13.499 | 12 | 2,192,800 | 2.03 |
| 13.500 - 13.999 | 1 | 218,500 | 0.2 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Minimum Mortgage Rates of the Group II-1 Mortgage Loans

| Minimum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.000 - 2.499 | 1 | $272,000 | 0.25% |
| 2.500 - 2.999 | 608 | 107,325,376 | 99.2 |
| 3.500 - 3.999 | 2 | 596,500 | 0.55 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

## DESCRIPTION OF THE GROUP II-1 COLLATERAL

### Lifetime Rate Caps of the Group II-1 Mortgage Loans

| Lifetime Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 221 | $37,342,549 | 34.51% |
| 6.000 | 390 | 70,851,327 | 65.49 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Initial Periodic Caps of the Group II-1 Mortgage Loans

| Initial Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 611 | $108,193,876 | 100.00% |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

### Subsequent Periodic Caps of the Group II-1 Mortgage Loans

| Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 1.000 | 611 | $108,193,876 | 100.00% |
| **Total:** | **611** | **$108,193,876** | **100.00%** |


## DESCRIPTION OF THE GROUP II-1 COLLATERAL

| Rate Adjustments of the Group II-1 Mortgage Loans | | | |
|---|---|---|---|
| Month and Year of Next Rate Adjustment | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
| December 2006 | 2 | $425,635 | 0.39% |
| January 2007 | 58 | 10,436,852 | 9.65 |
| February 2007 | 65 | 12,510,241 | 11.56 |
| March 2007 | 232 | 40,807,000 | 37.72 |
| April 2007 | 33 | 6,671,600 | 6.17 |
| August 2008 | 1 | 64,000 | 0.06 |
| September 2008 | 1 | 127,397 | 0.12 |
| November 2008 | 3 | 514,714 | 0.48 |
| December 2008 | 5 | 996,032 | 0.92 |
| January 2009 | 21 | 3,069,015 | 2.84 |
| February 2009 | 45 | 7,171,041 | 6.63 |
| March 2009 | 129 | 22,905,500 | 21.17 |
| April 2009 | 8 | 1,273,050 | 1.18 |
| March 2011 | 7 | 1,041,000 | 0.96 |
| March 2014 | 1 | 180,800 | 0.17 |
| **Total:** | **611** | **$108,193,876** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

## SUMMARY OF THE GROUP II-2 MORTGAGE LOANS

| | | | |
|---|---|---|---|
| Number of Mortgage Loans: | 452 | Index Type: | |
| Aggregate Principal Balance: | $151,761,663 | 6 Month LIBOR: | 100.00% |
| Conforming Principal Balance Loans: | $42,409,217 | | |
| Conforming Principal Balance Percent: | 27.94% | W.A. Initial Periodic Cap: | 5.000% |
| Average Principal Balance: | $335,756 | W.A. Subsequent Periodic Cap: | 1.000% |
| Range: | $28,000 - $1,640,000 | W.A. Lifetime Rate Cap: | 5.648% |
| W.A. Coupon: | 6.096% | Property Type: | |
| Range: | 4.750% - 7.625% | Single Family Residence: | 59.03% |
| W.A. Gross Margin: | 2.750% | PUD: | 19.65% |
| Range: | 2.750% - 2.750% | 2-4 Family: | 14.62% |
| W.A. Stated Remaining Term (months): | 359 months | Condo: | 6.69% |
| Range: | 348 - 360 months | | |
| W.A. Seasoning: | 1 month | Occupancy Status: | |
| Latest Maturity Date: | April 1, 2034 | Primary: | 63.54% |
| State Concentration (> 5%): | | Investment: | 25.46% |
| California: | 59.90% | Second Home: | 11.00% |
| Interest Only Loans | 93.93% | | |
| | | Documentation Status: | |
| W.A. Original LTV: | 78.60% | Full: | 13.22% |
| Range: | 42.86% - 95.00% | Stated: | 81.22% |
| W.A. Effective LTV: | 77.12% | No Documentation: | 5.56% |
| Range: | 42.86% - 80.00% | W.A. Prepayment Penalty Term: | 36 months |
| Non-Balloon Loans: | 100.00% | Loans with Prepay Penalties: | 12.10% |
| W.A. FICO Score [1]: | 695 | Loans with Mortgage Insurance | 6.66% |
| First Liens: | 100.00% | Loans with Lender Paid Mortgage Insurance | 0.00% |

[1] For loans that were scored



## Product Type of the Group II-2 Mortgage Loans

| Product Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| ARM - 7 Year/6 Month - 7 Year IO | 3 | $601,200 | 0.40% |
| ARM - 3 Year/6 Month | 15 | 5,106,217 | 3.36 |
| ARM - 3 Year/6 Month - 3 Year IO | 264 | 93,273,449 | 61.46 |
| ARM - 5 Year/6 Month | 18 | 4,101,884 | 2.70 |
| ARM - 5 Year/6 Month - 5 Year IO | 148 | 47,719,912 | 31.44 |
| ARM - 10 Year/6 Month - 10 Year IO | 4 | 959,000 | 0.63 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## Principal Balances at Origination of the Group II-2 Mortgage Loans

| Principal Balance at Origination ($) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 5 | $199,850 | 0.13% |
| 50,000.01 - 100,000.00 | 53 | 4,319,650 | 2.85 |
| 100,000.01 - 150,000.00 | 69 | 8,738,500 | 5.76 |
| 150,000.01 - 200,000.00 | 38 | 6,720,000 | 4.43 |
| 200,000.01 - 250,000.00 | 29 | 6,623,150 | 4.36 |
| 250,000.01 - 300,000.00 | 28 | 7,701,150 | 5.07 |
| 300,000.01 - 350,000.00 | 36 | 12,059,000 | 7.95 |
| 350,000.01 - 400,000.00 | 46 | 17,365,050 | 11.44 |
| 400,000.01 - 450,000.00 | 27 | 11,543,650 | 7.61 |
| 450,000.01 - 500,000.00 | 29 | 13,867,100 | 9.14 |
| 500,000.01 - 550,000.00 | 20 | 10,519,000 | 6.93 |
| 550,000.01 - 600,000.00 | 20 | 11,623,450 | 7.66 |
| 600,000.01 - 650,000.00 | 18 | 11,506,900 | 7.58 |
| 650,000.01 - 700,000.00 | 6 | 4,054,400 | 2.67 |
| 700,000.01 - 750,000.00 | 4 | 2,851,200 | 1.88 |
| 750,000.01 - 800,000.00 | 8 | 6,298,250 | 4.15 |
| 800,000.01 - 850,000.00 | 3 | 2,437,300 | 1.61 |
| 850,000.01 - 900,000.00 | 3 | 2,659,600 | 1.75 |
| 900,000.01 - 950,000.00 | 2 | 1,852,000 | 1.22 |
| 950,000.01 - 1,000,000.00 | 4 | 3,956,250 | 2.61 |
| 1,000,000.01 >= | 4 | 4,876,750 | 3.21 |
| **Total:** | **452** | **$151,772,200** | **100.00%** |

# DESCRIPTION OF THE GROUP II-2 COLLATERAL

## Remaining Principal Balances of the Group II-2 Mortgage Loans

| Remaining Principal Balance ($) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 5 | $199,850 | 0.13% |
| 50,000.01 - 100,000.00 | 53 | 4,318,840 | 2.85 |
| 100,000.01 - 150,000.00 | 69 | 8,737,754 | 5.76 |
| 150,000.01 - 200,000.00 | 39 | 6,918,667 | 4.56 |
| 200,000.01 - 250,000.00 | 28 | 6,420,761 | 4.23 |
| 250,000.01 - 300,000.00 | 28 | 7,699,167 | 5.07 |
| 300,000.01 - 350,000.00 | 36 | 12,057,344 | 7.94 |
| 350,000.01 - 400,000.00 | 46 | 17,364,950 | 11.44 |
| 400,000.01 - 450,000.00 | 27 | 11,543,650 | 7.61 |
| 450,000.01 - 500,000.00 | 29 | 13,866,467 | 9.14 |
| 500,000.01 - 550,000.00 | 20 | 10,519,000 | 6.93 |
| 550,000.01 - 600,000.00 | 20 | 11,623,258 | 7.66 |
| 600,000.01 - 650,000.00 | 18 | 11,506,205 | 7.58 |
| 650,000.01 - 700,000.00 | 6 | 4,054,400 | 2.67 |
| 700,000.01 - 750,000.00 | 4 | 2,851,200 | 1.88 |
| 750,000.01 - 800,000.00 | 8 | 6,298,250 | 4.15 |
| 800,000.01 - 850,000.00 | 3 | 2,437,300 | 1.61 |
| 850,000.01 - 900,000.00 | 3 | 2,659,600 | 1.75 |
| 900,000.01 - 950,000.00 | 2 | 1,852,000 | 1.22 |
| 950,000.01 - 1,000,000.00 | 4 | 3,956,250 | 2.61 |
| Greater than or equal to 1,000,000.01 | 4 | 4,876,750 | 3.21 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## Mortgage Rates of the Group II-2 Mortgage Loans

| Mortgage Rate (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 4.500 - 4.999 | 2 | $874,000 | 0.58% |
| 5.000 - 5.499 | 33 | 10,557,550 | 6.96 |
| 5.500 - 5.999 | 134 | 51,902,193 | 34.2 |
| 6.000 - 6.499 | 150 | 49,592,218 | 32.68 |
| 6.500 - 6.999 | 109 | 32,565,352 | 21.46 |
| 7.000 - 7.499 | 21 | 5,389,349 | 3.55 |
| 7.500 - 7.999 | 3 | 881,000 | 0.58 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

| Geographic Distribution of the Group II-2 Mortgage Loans | | | |
|---|---|---|---|
| **Location** | **Number of Mortgage Loans** | **Remaining Principal Balance** | **% of Aggregate Remaining Principal Balance** |
| California | 202 | $90,902,089 | 59.90% |
| Arizona | 25 | 5,940,623 | 3.91 |
| New York | 12 | 5,364,013 | 3.53 |
| Florida | 21 | 4,463,127 | 2.94 |
| Washington | 16 | 4,157,850 | 2.74 |
| Texas | 15 | 3,922,194 | 2.58 |
| Colorado | 18 | 3,719,008 | 2.45 |
| New Jersey | 12 | 3,460,685 | 2.28 |
| Massachusetts | 11 | 3,448,981 | 2.27 |
| Virginia | 9 | 3,200,179 | 2.11 |
| Oregon | 15 | 2,798,250 | 1.84 |
| Georgia | 19 | 2,769,700 | 1.83 |
| Nevada | 12 | 2,507,419 | 1.65 |
| Maryland | 8 | 2,288,350 | 1.51 |
| Illinois | 7 | 2,253,822 | 1.49 |
| North Carolina | 15 | 1,685,950 | 1.11 |
| Pennsylvania | 4 | 1,407,600 | 0.93 |
| South Carolina | 5 | 1,155,250 | 0.76 |
| Connecticut | 3 | 1,083,594 | 0.71 |
| New Mexico | 2 | 1,061,000 | 0.7 |
| Idaho | 6 | 1,039,550 | 0.68 |
| Maine | 1 | 708,000 | 0.47 |
| Oklahoma | 2 | 671,600 | 0.44 |
| New Hampshire | 2 | 411,600 | 0.27 |
| Utah | 3 | 351,200 | 0.23 |
| Delaware | 1 | 312,000 | 0.21 |
| Ohio | 3 | 274,079 | 0.18 |
| Montana | 1 | 224,000 | 0.15 |
| Tennessee | 2 | 179,950 | 0.12 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

### Property Types of the Group II-2 Mortgage Loans

| Property Type | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Single Family Residence | 265 | $89,586,509 | 59.03% |
| PUD | 89 | 29,823,676 | 19.65 |
| 2-4 Family | 60 | 22,193,997 | 14.62 |
| Condo | 38 | 10,157,480 | 6.69 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Original Loan-to-Value of the Group II-2 Mortgage Loans

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Less than or equal to 50.00 | 4 | $564,780 | 0.37% |
| 50.01 - 55.00 | 1 | 400,000 | 0.26 |
| 55.01 - 60.00 | 1 | 95,400 | 0.06 |
| 60.01 - 65.00 | 5 | 3,538,000 | 2.33 |
| 65.01 - 70.00 | 23 | 8,259,387 | 5.44 |
| 70.01 - 75.00 | 39 | 15,771,479 | 10.39 |
| 75.01 - 80.00 | 354 | 114,402,717 | 75.38 |
| 80.01 - 85.00 | 4 | 1,285,600 | 0.85 |
| 85.01 - 90.00 | 11 | 4,069,800 | 2.68 |
| 90.01 - 95.00 | 10 | 3,374,500 | 2.22 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Documentation Type of the Group II-2 Mortgage Loans

| Program | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Stated Documentation | 342 | $123,256,500 | 81.22% |
| Full/Alt | 87 | 20,069,196 | 13.22 |
| No Documentation | 23 | 8,435,967 | 5.56 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

### FICO Scores at Origination of the Group II-2 Mortgage Loans

| FICO | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Not Available | 1 | $522,600 | 0.34% |
| Less than 620 | 1 | 207,405 | 0.14 |
| 620 - 639 | 27 | 12,599,250 | 8.30 |
| 640 - 659 | 61 | 24,390,555 | 16.07 |
| 660 - 679 | 76 | 26,778,642 | 17.65 |
| 680 - 699 | 75 | 24,417,997 | 16.09 |
| 700 - 719 | 58 | 18,247,839 | 12.02 |
| 720 - 739 | 52 | 13,719,476 | 9.04 |
| 740 - 759 | 50 | 17,154,949 | 11.30 |
| 760 - 779 | 35 | 9,221,099 | 6.08 |
| 780 - 799 | 13 | 3,694,850 | 2.43 |
| Greater than or equal to 800 | 3 | 807,000 | 0.53 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Loan Purpose of the Group II-2 Mortgage Loans

| Purpose | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Purchase | 286 | $92,444,159 | 60.91% |
| Refinance - Cashout | 90 | 34,696,051 | 22.86 |
| Refinance - Rate Term | 76 | 24,621,453 | 16.22 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Occupancy Status of the Group II-2 Mortgage Loans

| Occupancy Status | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| Primary | 217 | $96,423,364 | 63.54% |
| Investment | 161 | 38,645,650 | 25.46 |
| Second Home | 74 | 16,692,648 | 11.00 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

### Original Prepayment Penalty Term of the Group II-2 Mortgage Loans

| Original Prepayment Penalty Term (mos.) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| None | 382 | $133,400,390 | 87.90% |
| 12 | 1 | 327,447 | 0.22 |
| 36 | 69 | 18,033,825 | 11.88 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Gross Margins of the Group II-2 Mortgage Loans

| Gross Margin (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.500 - 2.999 | 452 | $151,761,663 | 100.00% |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Maximum Mortgage Rates of the Group II-2 Mortgage Loans

| Maximum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 10.000 - 10.499 | 7 | $2,273,200 | 1.50% |
| 10.500 - 10.999 | 42 | 15,354,296 | 10.12 |
| 11.000 - 11.499 | 82 | 25,833,968 | 17.02 |
| 11.500 - 11.999 | 151 | 53,147,740 | 35.02 |
| 12.000 - 12.499 | 104 | 34,514,639 | 22.74 |
| 12.500 - 12.999 | 55 | 17,720,510 | 11.68 |
| 13.000 - 13.499 | 11 | 2,917,310 | 1.92 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Minimum Mortgage Rates of the Group II-2 Mortgage Loans

| Minimum Mortgage Rates (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 2.500 - 2.999 | 452 | $151,761,663 | 100.00% |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

### Lifetime Rate Caps of the Group II-2 Mortgage Loans

| Lifetime Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 173 | $53,381,997 | 35.17% |
| 6.000 | 279 | 98,379,666 | 64.83 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Initial Periodic Caps of the Group II-2 Mortgage Loans

| Initial Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 5.000 | 452 | $151,761,663 | 100.00% |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

### Subsequent Periodic Caps of the Group II-2 Mortgage Loans

| Periodic Cap (%) | Number of Mortgage Loans | Remaining Principal Balance | % of Aggregate Remaining Principal Balance |
|---|---|---|---|
| 1.000 | 452 | $151,761,663 | 100.00% |
| **Total:** | **452** | **$151,761,663** | **100.00%** |

## DESCRIPTION OF THE GROUP II-2 COLLATERAL

| Rate Adjustments of the Group II-2 Mortgage Loans | | | |
| --- | --- | --- | --- |
| **Month and Year of Next Rate Adjustment** | **Number of Mortgage Loans** | **Remaining Principal Balance** | **% of Aggregate Remaining Principal Balance** |
| November 2006 | 2 | $1,282,300 | 0.84% |
| December 2006 | 3 | 1,024,060 | 0.67 |
| January 2007 | 39 | 15,174,766 | 10.00 |
| February 2007 | 47 | 16,375,090 | 10.79 |
| March 2007 | 168 | 55,355,600 | 36.48 |
| April 2007 | 20 | 9,167,850 | 6.04 |
| March 2008 | 1 | 440,000 | 0.29 |
| July 2008 | 4 | 2,051,502 | 1.35 |
| September 2008 | 1 | 84,779 | 0.06 |
| November 2008 | 2 | 270,570 | 0.18 |
| December 2008 | 8 | 1,990,823 | 1.31 |
| January 2009 | 11 | 2,420,358 | 1.59 |
| February 2009 | 31 | 10,663,565 | 7.03 |
| March 2009 | 96 | 30,371,350 | 20.01 |
| April 2009 | 12 | 3,528,850 | 2.33 |
| March 2011 | 3 | 601,200 | 0.40 |
| March 2014 | 4 | 959,000 | 0.63 |
| **Total:** | **452** | **$151,761,663** | **100.00%** |


## FOR ADDITIONAL INFORMATION PLEASE CALL:

| Deutsche Bank Securities | |
|---|---|
| **MBS Trading** | |
| Aamer Abdullah | 212-250-2669 |
| Steven Katz | 212-250-3116 |
| Mark Ginsberg | 212-250-2669 |
| | |
| **MBS Banking** | |
| Ted Hsueh | 212-250-6997 |
| Renee McGrail | 212-250-3097 |
| | |
| **MBS Structuring** | |
| Ron Portnoy | 212-250-0993 |
| David Haynie | 212-250-4519 |
| Rebekah Berry | 212-250-0795 |